FORM 10-SB/A
                               Amendment No. 2


             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS

      Under Section 12(b) and (g) of the Securities Exchange Act of 1934

                         Commission File No. 0-30601

                        WHY USA FINANCIAL GROUP, INC.
                 ____________________________________________
                (Name of Small Business Issuer in its charter)


           Nevada                                 87-0390603
________________________________       ___________________________________
(State or other jurisdiction of        (I.R.S. Employer Identification No.)
Incorporation or organization)



       8301 Creekside, Unit 101, Bloomington, Minnesota     55437
       _______________________________________________      __________
          (Address of principal executive offices)         (Zip Code)

           Issuer's Telephone Number:     (952)841-7062
                                        ________________

Securities to be registered under Section 12(b) of the Act:

       Title of each class           Name of each exchange on which
       to be registered              Each class is to be registered

               None                                  None
       ______________________          ______________________________


Securities to be registered under Section 12(g) of the Act:

                                    Common
                               ________________
                               (Title of class)

                               TABLE OF CONTENTS


                                    PART I

ITEM 1.     DESCRIPTION OF BUSINESS

ITEM 2.     MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

ITEM 3.     DESCRIPTION OF PROPERTY

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.     DIRECTORS, EXECUTIVE, OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.     EXECUTIVE COMPENSATION

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.     DESCRIPTION OF SECURITIES

                                   PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2.     LEGAL PROCEEDINGS

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS RECENT SALES OF UNREGISTERED SECURITIES

ITEM 4.     RECENT SALE OF UNREGISTERED SECURITIES

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS


                                   PART F/S


                                   PART III

ITEM 1.     INDEX TO EXHIBITS

                                    PART I

ITEM 1.      DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Introduction
------------

    WHY USA Financial Group, Inc. is in the business of providing comprehensive real estate services primarily for real estate brokers and their sales agents and customers. The business is currently conducted through two recently acquired, wholly-owned subsidiaries: Northwest Financial, Ltd., which offers residential mortgage loan services principally as a loan originator, and WHY USA North America, Inc., which offers a real estate franchise program. The Company's franchise sales are regulated by the Federal Trade Commission. as well as applicable state statutes.

Inception and History
---------------------

    WHY USA Financial Group, Inc. (the "Company") was incorporated in Nevada on January 6, 1983 as Triam, LTD. ("Triam") for the purpose of marketing a newly discovered gemstone called Damsonite. Triam's sole shareholder at inception was a Utah corporation named Black Butte Petroleum, Inc. ("Black Butte") which was founded on September 30, 1980, for the purpose of acquiring mineral properties and interests. Prior to its formation of Triam, Black Butte conducted business for three years beginning with a public offering of 15,000,000 shares of its common stock at an arbitrarily determined price of $.01 per share. The offering closed with $150,000 in gross proceeds on November 20, 1980, and was made only to residents of Utah in reliance upon the exemption from registration provided for under Section 3a(11) of the Securities Act of 1933. The offering was also registered with the Utah Securities Division. Black Butte purchased various mining leases and interests in the State of Utah with the offering proceeds.

    On March 4, 1983, in preparation for a contemplated merger with Black Butte, the Company amended its Articles increasing its capitalization from 25,000,000 shares authorized, par value $0.001, to 100,000,000 common shares authorized par value $0.001. The Company completed its merger with Black Butte on March 7, 1983 which included the conversion of each of the 19,500,000 outstanding shares of Black Butte into 19,500,000 shares of the Company, the dissolution of Black Butte, and the return to the Company's treasury of the 750,000 shares issued to Black Butte at the Company's inception. The terms of the merger were arbitrarily determined with its main purpose being a change of domicile. On March 29, 1983, the Company amended its articles expanding its business purpose. The Company failed to file its Articles of Merger with the State of Nevada until November 9, 1999.

    From the completion of its merger in 1983 until approximately 1990, the Company continued with its expanded business purposes which included the holding of mining leases in the Cottonwood Canyons in Utah, interests in drilling programs in Wyoming and Oklahoma, and the marketing of Damsonite gemstones and a counterfeit bill detector. The Company also acquired additional mining claims, distribution rights for Hawaiian commemorative coins, investment stock in various Utah-based enterprises, an inventory of historical books, and a lease/purchase of recreational/resort property in Midway, Utah. In the late 1980s, the Company's operations proved unprofitable; its then president took other full-time employment, and the Company ultimately became inactive in 1990. At such time the Company also reverse split its outstanding common stock on a one for twenty-five basis, and the it began looking for capital to recommence operations and/or other business opportunities. The Company's mining assets reverted to their former lease holders due to a failure to complete assessment work, new environmental laws in the Cottonwood Canyons, and designation of the Cottonwood Canyons to recreational. The only business conducted by the Company during this ten year time period was minimal operations to remain in good standing as a corporation and the search for new business opportunities, additional capital and/or a merger candidate.

Acquisition of Northwest Financial Ltd.
--------------------------------------

    On December 31, 1999, in an arm's length transaction, the Company completed the acquisition of Northwest Financial, Ltd., a residential mortgage origination company which incorporated under the laws of Minnesota on October
20, 1998 as Northwest Property Development Group, Inc.   At the time of the
acquisition transaction, Northwest Financial, Ltd. was completing its own acquisition of a corporation known as WHY USA North America, Inc. Included in the completion of the Company's acquisition of Northwest Financial Ltd. were:
(1) a name change of the Company to WHY USA Financial Group, Inc.; (2) an increase in the Company's capitalization from 100,000,000 common shares to 300,000,000 common shares, par value $0.001, and the addition of 50,000,000 non-voting preferred shares with no par value; (3) the acquisition of all of Northwest Financial, Ltd.'s assets, liabilities and outstanding stock through the issuance of 10,000,000 of the Company's common shares; and (4) the election of a new Board of Directors comprised of individuals associated with Northwest Financial, Ltd. and WHY USA North America, Inc. The terms of the acquisition transaction were arbitrarily determined and approved by the shareholders of the parties. The acquisition was conditioned upon completion of Northwest Financial, Ltd.'s acquisition of WHY USA North America, as discussed below. The transaction was effected through an acquisition agreement dated December 16, 1999, and an addendum, dated December 20, 1999. The Company's Articles were amended on January 10, 2000 to effect its name change and increase capitalization.

     At the time of the acquisition transaction, Donald Riesterer the Company's current Chief Executive Officer and President, was President, sole director and sole shareholder of Northwest Financial, Ltd; he had no relationship with the Company, nor was he an officer or director of WHY USA North America.

Northwest Financial, Ltd.'s Acquisition of WHY USA North America, Inc.
----------------------------------------------------------------------

     On December 31, 1999, Northwest Financial Ltd. completed its acquisition of WHY USA North America, Inc., a Wisconsin corporation formed on July 1, 1998
for the purpose of providing franchised real estate services.   The
acquisition was accomplished through the purchase of all of the outstanding shares of WHY USA North America from its three shareholders for a combination of cash and promissory notes equaling $2,026,400, by Donald Riesterer. Mr. Riesterer contributed the purchased shares of WHY USA North America to Northwest Financial, Ltd. for 90,000 of its common shares. Mr. Riesterer was sole shareholder of Northwest Financial Ltd. both before and after the contribution and the payment to Don Riesterer of 90,000 shares was arbitrarily determined. Mr. Riesterer was then issued 10,000,000 shares of the Company in exchange for all of his shares in Northwest Financial Ltd.(equaling 100,000 shares) in its acquisition of Northwest Financial Ltd. which included the acquisition of all of its outstanding shares. WHY USA North America is a wholly owned subsidiary of Northwest Financial, Ltd.; as a result, both companies are wholly owned subsidiaries of the Company. Mr. Riesterer is now the Company's Chief Executive Officer and Chairman of the Board of Directors. The transaction was effected through a stock purchase agreement entered into on September 24, 1999 and amended on December 30, 1999.

Voluntary Filing of this Registration Statement
-----------------------------------------------

    The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become subject to the reporting requirements of
Section 13 of the Securities and Exchange Act of 1934, as amended. The primary purpose for this is the Company's intention to apply for a listing on the National Association of Securities Dealers Over-the Counter Bulletin Board.

Forward Looking Information
---------------------------

     This registration statement contains certain forward-looking statements relating to the Company that are based upon beliefs of the Company's management as well as assumptions made by and information currently available to the management. When used in this registration statement, the words anticipate, believe, estimate, expect, and similar expressions, as they relate to the Company and the Company's management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to the future events and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward looking statements.

BUSINESS OF REGISTRANT

Principal Products or Services and Their Market
-----------------------------------------------

Introduction

    The Company provides comprehensive real estate services through two wholly owned subsidiaries: Northwest Financial, Ltd.("NWF"),which offers residential mortgage loan services principally as a mortgage loan originator, and WHY USA North America, Inc. ("WHY USA NA"), which offers a real estate franchise program. The franchise program utilizes a proprietary plan of operation which consists of listing, selling, marketing and management techniques supported by a comprehensive plan of assistance that includes training programs and a variety of copyrighted marketing and educational materials (the "WHY USA
System").   The Company also intends to incorporate or acquire a third subsidiary which will offer real estate title and insurance policies, and may also establish or acquire additional entities to provide other real estate related services.

Business Strategy - "Bundled" Real Estate Services

      The Company's business strategy consists of developing and providing "turnkey" residential real estate services and support to its network of franchised real estate brokers and to all home buyers and sellers involved with the Company's franchisees or directly with the Company. Because offering "bundled" services has become an effective method of achieving market penetration in many industries including the real estate industry, the Company intends to offer its franchisees and their real estate customers a complete real estate package of one-stop "bundled" services through its subsidiaries.

Currently, the Company's franchisees: (1) utilize the Company's innovative and proprietary WHY USA System; (2) are provided franchise support through the Company and/or regional representatives, and (3) have loan origination services available to them through NWF at its Minnesota office. The Company is now positioning itself to expand its operations by offering its franchisee and real estate customers a more complete package of "bundled" services. The services will include not only its unique franchised real estate listing and sales program with enhanced support services, but also full mortgage origination services, owner and mortgagor title insurance, and mortgage and homeowner insurance policies. The Company will accomplish this by placing loan origination personnel on-site with franchisees, by acquiring or founding a third subsidiary which will provide insurance services, by expanding support services through various means including a telemarketing program, and by acquiring other real estate services if warranted. The Company's goal is to expand its franchise program and establish a significant national presence in the industry; management believes offering "bundled" services will help accomplish this goal.

The WHY USA Franchise Program and System

    -The Company's Ownership of the WHY USA System-

    The primary focus of the Company's business is its WHY USA franchise program under which franchisees are entitled to utilize the Company's unique WHY USA System. The WHY USA System was developed in several steps beginning with its introduction in 1988 by WHY USA, Inc., an Arizona corporation, through its own non-franchised real estate office. WHY USA, Inc. granted rights to license the WHY USA System to one of its affiliates, WHY USA Franchise Corporation, an Arizona corporation which was formed in 1988 for the purpose of franchising in Arizona. WHY USA Development Corporation was formed in October of 1989 for the purpose of franchising the WHY USA System nationally. Mr. Greg Hague was the developer of the WHY USA System, and the founder and a principal in each of the foregoing Arizona entities. None of the Arizona entities are affiliates of the Company or its subsidiaries.

    Through a series of transactions beginning in December 1996 through February 1998, WHY USA NA (then a partnership owned by Douglas Larson, Emil Gluck and David O. Thomas) and Mid America Realty (a corporation owned by David O. Thomas) acquired ownership of the WHY USA System which included the WHY USA trademark, copyrighted materials, supplier agreements and the assignment of existing franchise agreements. WHY USA North America, the partnership, was assigned Mid America Realty's interest in the WHY USA System in late April 1998; and, upon formation of WHY USA NA, the corporation, on July 1, 1998, all of the partnership's ownership in the WHY USA System was transferred to the corporate entity by the partners who became its sole shareholders. The trademark was assigned to WHY USA NA in September 1998. WHY USA NA now has all right title and interest to the WHY USA franchise system subject to (1) an exclusive license granted in the State of Arizona, and (2) various regional rights granted to certain individuals/entities entitling them to a percentage of initial franchise fees and/or a percentage of transactions fees generated by certain franchisees in their respective territories.

    -The Why USA System-

    The WHY USA System utilizes a confidential plan of operation to assist independent real estate brokers and/or agents. It consists of a number of successful listing, selling, marketing and management techniques developed over the years and supported by a comprehensive plan of assistance that includes an ongoing sequence of training programs and a variety of copyrighted marketing methods and educational materials. These techniques are frequently supplemented by new techniques or refinements which then become a part of the WHY USA System. The System involves the use of the "WHY USA" name and service marks. Franchisees may also participate in joint marketing and educational programs and receive access to newly developed promotional and training materials. Franchisees will also receive the benefit of newly developed franchisee support as it is introduced into the WHY USA System. The Company believes its WHY USA System to be unique and proprietary in nature and made application for provisional patent protection on the WHY USA System in January
20, 2000.    The WHY USA method for listing real property offers selling owners three basic options:

      * "$990-For Sale by Owner Plan". Under this plan, the seller pays a flat fee of $990 for which the WHY USA franchise office provides signs, and other printed information and professional real estate forms, general advice about sale of the property, and allows the agent to assist the seller in advertising and showing their homes. The program allows the seller to host its own open houses and buyers are referred to the agent.

      * Full Service Listing. The full listing plan allows the agent to list the property on the Multiple Listing System, conduct showings and open houses and take all steps associated with an agent listing sale and is offered at a discounted commission of 5.9%. The full service plan also has additional options for reduction(s) in the 5.9% commission: if seller allows the Company to finance the mortgage on a home he may be purchasing, seller would receive a reduction in commission; seller may elect to pay a set non-refundable fee that will reduce the commission; seller may reduce commission further if he allows the Company to assist in buying a new home. The seller may use any or all of the foregoing and receive a reduction on the commission for each option seller elects to use.

      * Hybrid Plan. This plan allows the seller to continue to try to sell his home to a friend or relative or acquaintance while the agent commences the full listing process. If the seller finds a friend, relative or acquaintance to purchase the property, he pays only the flat fee of $990. If the agent finds a buyer first, the seller pays the agreed upon commission price.

    The WHY USA SYSTEM also includes a 29 DAY FAST SALE PROGRAM in which the seller agrees to offer a bonus commission to the selling agent to conduct four
(4) consecutive open houses and to price their home based on three (3) recent comparable sales in the market area.

    -Availability and Cost of WHY USA Franchise-

      WHY USA franchises are available to all licensed real estate brokers and their agents who must review a Franchise Offering Circular and enter into WHY USA Franchise Agreement in order to conduct business under the WHY USA name utilizing the WHY USA System. The initial fee for a WHY USA real estate franchise office is $9,900. (In 1998, initial franchise fees ranged from $6,500 to $9,500.) Franchisees also pay ongoing transaction fees to the Company based on flat fee per transaction or a percentage of commission revenues, whichever is less, provided they must pay a minimum monthly fee. Transactions are defined as any closing or rental as a listing or selling agent, any referral or advance fee received from a client and any consulting, assistance or materials purchase fee related to leasing or selling a property.

        The Company provides substantial initial and ongoing support including assistance with office location, provisions of the confidential WHY USA Operations Manual, a training seminar for new franchisees, training and promotional videos and brochures, sample marketing materials, continuing advisory assistance regarding operations, supplemental marketing and advertising materials, and advice about the purchase of a suitable computer system with good Internet access capability. The Company may also provide financial assistance to a qualified purchaser or become a 50% partner with a franchisee.

    -Current WHY USA Franchise Offices-

    The Company currently has 76 franchisee offices of which almost two-thirds are located in Minnesota and nearby Midwestern states, with remaining franchisees spread throughout the country. The Company has no material presence in the Eastern and Southern states. Current franchisees include approximately 600 full and part-time agents, and generate a total of
approximately 300 to 400  monthly real estate transactions.     For additional
information on the Company's WHY USA franchisees, see this PART I, ITEM 1. DESCRIPTION OF BUSINESS, "Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, Labor Contracts."

The Company's Mortgage Service

    The Company's mortgage origination activities are conducted by NWF based in Minneapolis, Minnesota. NWF's primary mortgage financing operations to date consist of residential mortgage originations in Minnesota and Wisconsin. NWF typically processes mortgage loan applications through one of a number of mortgage lenders with which it conducts business, acts a underwriter for the mortgagee client, and promptly sells the loan to the third party mortgage lender who usually funds the loan directly to the borrower. NWF normally pays for the credit report, property appraisal, and expenses of processing and underwriting the loan. NWF does not service any of the loans it originates, and, in some cases, is not responsible for the underwriting.

    Management believes that its mortgage origination business will assist the Company substantially in expanding its WHY USA real estate franchise business because it gives franchisees another source of revenues and enables them to provide an additional service to their customers; it will also provide a continual source of mortgage loan origination fees to the Company. The Company intends to have a qualified mortgage loan originator in each of its franchisee offices. Loan originators will earn established fees based on the volume of loan originations which are successfully closed due to their efforts. Mortgages placed by the Company for customers of WHY USA franchisees also benefit their customers because the Company can provide them with an additional discount of 1/2% of the real estate commission in consideration for using the Company's mortgage origination services. Franchisee customers, however, are not required to use WHY USA mortgage origination services. In addition to anticipated business from WHY USA franchisees, the Company will continue to obtain origination fees from its own direct sales of mortgage services to other borrowers, especially in regard to secondary and refinanced mortgages.

Title and Other Insurance Services

    The final element of the Company's "bundled" services is to offer title, mortgage and homeowner insurance to clients of the WHY USA franchise offices. The Company is currently developing relationships and alliances with selected national insurance companies to carry and resell their insurance policies to WHY USA clients as well as other direct clients the Company may develop independently. The Company has established a working relationship with a large national title insurance company, Commonwealth Land Title Insurance Corporation to underwrite those policies sold to the Company's customer base. The Company also has developed a relationship with Prime One Home Warranty to provide home warranty services to its customers. Franchisees generate additional revenues each time they use either of the foregoing entities. An immediate goal of the Company is the organization or acquisition of a title and insurance subsidiary.

Distribution Methods of the Products or Service
-----------------------------------------------

    The market for the Company's WHY USA real estate brokerage services is
anyone buying or selling real estate.   The Company has conducted no
independent third party marketing studies regarding the marketing of its services and is relying on management's familiarity with the industry, the results of operations of the two subsidiaries prior to their acquisition by the Company, and its own analysis of the current real estate market to establish its marketing plans.

    The Company distributes its product in three ways: (1) by providing support and promotion of the WHY USA System to current franchisees; (2) sales of franchises, and (3) by generating mortgage financing business both to franchisees and their customers as well as to persons not being served by a WHY USA franchise.

Franchisee Support

    The Company's primary marketing focus is franchisee support. The Company now utilizes or will utilize the following to provide support to its franchisees:

       * Telephone and On-site Technical Support - Franchisees receive telephone and on-site technical support as well as professional training videos emphasizing services and advantages of the WHY USA real estate franchises.

       * Telemarketing - The Company is developing a permanent telemarketing operation to conduct regular telemarketing into the territories of the WHY USA Franchisees to generate both real estate listing and mortgage origination leads for them. The Company currently has six part-time telemarketers who work out of a small office in Sebeka, Minnesota; the Company intends to hire up to 25 additional employee/telemarketers who will work out of the WHY USA NA office in Menomonie. It expects to hire the first five (5) of these full-time telemarketers during the summer of 2000. The Company utilizes lists generated by WHY USA open houses which it shares with other sellers through telemarketing; it also purchases "for sale by owner" lists which are compiled by a company in Utah through a database of newspaper classified ad listings by owners selling their own homes.

     * WEB Site - The Company has established two (2) web sites: www.WHYUSA.com and www.WHYUSA.org. The web sites currently advertise the advantages of the WHY USA system of listing and sales emphasizing its $990 For Sale By Owner Program. The sites also provide links to an office locator, real estate information, and information about owning a WHY USA franchise. In the future, all of the WHY USA bundled services will be accessed by all of the Company's franchisees and their clients through these web sites including on-line loan application.

     * Promotion/Advertising - Although neither the franchisee nor the Company is required to provide advertising under the terms of the Franchise Agreements, the Company dedicates a small portion of its budget each year to advertising/promotion in an effort to increase name recognition on national, regional and local levels and to help generate business for franchisees. Most of this effort is consolidated in its promotional materials. The Company spent approximately $10,000 on advertising and promotion efforts in 1999. The Company has established in its updated franchise offering circular the requirement of franchisees to contribute an amount not less than $50 nor more than 10% of its monthly transaction fees to an national advertising fund. No fund has been established as of this date.

     * Forums and Seminars - The Company hosts both national and regional forums/seminars for franchisees and agents. The Company's most recent national forum was held in Las Vegas in early 2000 and was attended by 110 individuals representing 45 WHY USA real estate franchise offices. The Company's current plan is to host regional seminars four times per year in various parts of the country for training of new and existing agents of WHY USA franchisees. A regional training seminar is being held in Minnesota in June, in the Eastern US during September, and in the West during December. It is likely one or more of the regional trainers will host or assist with the Western forum.

     * Special Franchisee Assistance - Occasionally the Company will assist certain franchisees with marketing in their locale. During 1998, the Company invested $30,000 in marketing and promotional assistance for a California franchisee with positive results: the franchisee's business increased significantly and it hired two new agents.

Franchise Sales

    -How Franchises are Sold-

    The Company intends to expand franchises into existing markets as well as new areas of the United States. The Company has sales representation agreements and/or sales directors agreements in effect with seven (7) individuals/ entities including two new agreements with sales representative/employees. Leads are generated by the sales representatives who, under the terms of their respective representation agreements, complete the sale of franchise in a manner which complies with the Company's policies, or gives the leads to the Company to complete the transaction. Compensation, in general, is commiserate with the nature of the service required of and performed by the sales representative, usually a percentage of the initial franchise fee or a commission. Some of these sales representatives/directors also have certain obligations to provide support to franchisees in their territories, or to sell a quota of franchises each year. Individuals who have obligations to provide support services in their territory, in general, receive both a percentage of the initial franchise fee and also a percentage of the transaction fees paid to the Company by franchisees in their territory. The Company has sold six (6) franchises in this fiscal year 2000 as a result of the efforts of a sales representative/employees. (See "Regional Sales Representative/Director Agreements", below.)

    Franchise sales are also made by various individuals at the WHY USA NA offices. These sales are made in areas which are not subject to sales representation agreements or in which the agreements do not grant exclusive rights to sell franchises (currently none of these territories are exclusive), and are based mostly on referrals and inquiries. The majority of any referral sales are/will be handled by David O. Thomas and Don Riesterer who are both officers and/or directors of the Company, and Mr. Jay Luck, an independent contractor who provides services to the Company. David O. Thomas is also responsible for training new WHY USA franchisee owners and agents and supervising the opening of new franchises which are sold by sales representatives or assigning that responsibility to a trainer/ consultant.

    The Company does not solicit franchise sales except in those states where
it has registered its Franchise Offering Circular.   Thirteen states require
specific registrations. The Company's WHY USA franchise is currently approved for sale in California, Illinois, Michigan, Minnesota and Wisconsin (all states requiring franchise registration) and it is registered in Texas, Nebraska, and Louisiana (business opportunity states). The Company also has registrations pending in Virginia and Maryland. For additional information on state franchise sales compliance, see "Need for Government Approval/Effect of Existing or Probable Government Regulations/Costs and Effects of Compliance."

    -Franchise Offering Circular-

    The Company offers its franchises through its Franchise Offering Circular which must be reviewed by the Federal Trade Commission and updated a minimum of once every 12 months; the WHY USA NA Franchise Offering Circular was updated on March 31, 2000 and filed with the Federal Trade Commission. The updated Franchise Offering Circular must also be provided to those states in which the Company is registered to sell franchises or where it is required to maintain a current circular on file. Potential franchisees go through a four step process when applying for a franchise which includes (1) a preliminary questionnaire to establish eligibility; (2) an examination of the WHY USA marketing program;(3) the receipt and review of the Franchise Offering Circular; and (4) application for the franchise. The Company, in approving a franchisee's application, assigns a geographical area which is inserted into the franchise agreement and includes a one mile radius "protected area."

    -Franchise Agreement -

    Franchise Agreements are executed as between the Company's subsidiary, WHY USA NA and each new franchisee. Existing franchisees are required to renew their agreements with the Company every three years, although renewals may contain certain special provisions, as applicable, which may have been a part of the renewing franchisee's initial franchise agreement.

    1. Term - three years; renewable for three (3) additional 3-year terms with written notice to the Company prior to expiration, and is without additional cost provided franchisee has complied with its obligations under the franchise agreement.

    2. Franchisee operates only under a trade name approved by the Company and is prohibited from using "WHY" or "USA" in any corporate name.

    3. Franchisee receives a "protected area"; the Company cannot grant another franchisee a location in the "protected area."

    4. Franchisee opens its office within 120 days of the agreement.

    5. The Company agrees to: provide franchisee with a manual and training materials and sample marketing materials; provide franchisee with initial training library video or audio tapes and supervise franchisee with respect to the information contained in the same; provide an initial training seminar at a location chosen by the Company and paid for by the Company, except franchisee pays travel expenses and lodging of their agents; provide supplemental marketing and training material from time to time; provide advisory assistance to franchisee at its discretion. The Company has the right to establish an advertising fund.

    6. Franchisee agrees to: pay an initial franchise fee of $9,900; submit reporting forms and pay the lesser of $95 per transaction or 6% of revenues received from each transaction; submit report and make payment to the Company by the tenth day of each month based upon calculations on revenues received in the preceding month; pay a minimum of $325 in fees in each month; pay not less than $50 per month or more than 10% of transaction fees per month into an advertising fund if established; and, pay a $2,500 transfer fee upon an approved transfer of the real estate franchise. Transaction is defined as a commission received upon closing or rental as listing agency; a commission received upon closing or rental as selling agency; a referral fee received; a retainer or advance from prospective seller or buyer, lessor or lessee (which may be deducted from "final" transaction fee paid on closing of the related transaction);franchisee pays 1.5% transaction fee on a commission received from the sale of a nonresidential property.

    7. Franchisee's obligations: completion of initial training seminar prior to commencing business; operation of franchise in accordance with standards set by the Company; assisting the Company in protection of its trademark; implementation of substitute marks or changes to marks at its own expenses within one year; include WHY USA logo, 990 SELLS HOMES and the slogan "Independently Owned and Operated" on promotional materials; the purchase at its own expense of hardware, software, dedicated phone lines, modems, printer, etc. as specified by the Company; duty not to operate a web site or internet presence without prior written consent of Company as to use and content; act as or designate and maintain a licensed real estate broker for the franchise office; make an independent determination of that marketing and advertising provided by the Company complies with applicable laws, rules and regulations before using; maintain and report listings sold, sales and financial information as prescribed by Company; permit inspection of premises and records by Company on reasonable notice; permit audit of books and records by the Company and pay costs of the same if audit establishes a 10% or more underpayment of fees due the Company; maintain comprehensive public liability insurance insuring indemnity given by the Company with minimum coverage of $500,000 bodily injury liability and $100,000 property damage liability with WHY USA designated as additional named insured; make purchases of supplies from approved suppliers if designated by the Company or meet minimum requirements as established by the Company.

    8. Franchisee acknowledges proprietary nature of the WHY USA System and agrees to keep confidential except information specifically designed to be promoted to the public; franchisee also acknowledges that the WHY USA System is exclusive property of the Company and that franchisee has no interest therein; franchisee will not register or license to others the use of the WHY USA System or trademark nor do anything to diminish the Company's right to use or value of the trademark.

    9. Franchisee makes representations regarding: availability of Franchise Offering Circular and attachments including franchise agreement and acknowledgment that neither the Company nor its employees or agents has made any representations regarding projected revenues or earnings.

    10. The franchise agreement may be terminated upon expiration of the term or one of the following: mutual consent; upon 15 days notice by the Company specifying a default by franchisee; immediately if franchisee becomes bankrupt or insolvent, is convicted of or pleads guilty to any felony or criminal misconduct relevant to the real estate business, makes a material misrepresentation or omission in the franchise agreement, breaches any provision of the non-compete covenants or confidentiality provisions of the franchise agreement, fails to timely submit reports three or more times in a 12 month period, or abandons or closes business.

    11. Upon termination franchise automatically terminates and reverts to the Company and all monies owed by franchisee are immediately payable. Franchisee at its own expense shall: discontinue use of the WHY USA System and trademark; return training and marketing materials; delete/disconnect web sites if the same had been permitted; pay all monies due the Company; maintain required records for one year and allow inspection thereof; abide by non-compete covenants and confidentiality provisions for the specified period in the franchise agreement; cancel all assumed names or equivalent registrations used in connection with any name or trademark of WHY USA; comply with obligations to clients under existing agreements.

    12. Franchisee agrees not to participate in any capacity in any other residential real estate brokerage business during the term of the franchise agreement without prior written consent of the Company; for two years after the expiration or termination of the franchise agreement franchisee will not participate in any business which copies or imitates the names, methods or discount plan of WHY USA, or the fee structure of WHY USA System.

    13. Franchisee may sell franchise to a qualified franchisee approved by the Company upon payment of a $2,500 fee if: transferee executes a franchise agreement and assumes its obligations of franchisee; franchisee is not in default on payments to the Company; and transferee meets WHY USA criteria.

    14. The Company has right to sell all or some of its obligations under the franchise agreement including to a regional manager.

    15. The franchise agreements also provides for: modification by mutual agreement of the parties; disputes to be settled by arbitration; all terms of the franchise agreement including exhibits and expressly referenced documents are binding.

    -Trainer Consultation Agreements-

    To assist the Company in opening new franchises, the Company has consultation agreements with three individuals. These individuals are each owners of a WHY USA franchise themselves and have agreed to provide, upon request by the Company, certain training and consulting services to new start-up franchises and to coordinate regional forums.

    -Regional Sales Representative/Director Agreements-

    To assist in franchise sales and support, the Company has the following agreements in effect granting non-exclusive rights to sell and/or service franchises in certain territories, and to receive one or more of the following: a percentage of initial franchise fees, a commission on initial franchise fees, and/or a percentage of transaction fees generated by certain of the WHY USA franchises within a territory:

    1.   THE JARVIS AGREEMENT     WHY USA NA is the successor party to an
agreement between Jerry Jarvis and Mid America Development Corporation, dated April 30, 1998. WHY USA NA purchased all rights owned by Mid America Development and Dale & Carol Erks in November of 1998 which resulted in WHY USA NA becoming the successor party to the existing agreement with Mr. Jerry Jarvis. The agreement

      *   requires that Jarvis meet a quota of sales and maintenance of seven
          (7) franchises during the first 3.5 years following the execution date;

      * grants Jarvis the right to offer and sell franchises in Minnesota and 30% of the initial franchise fees for franchises sold by him; and grants Jarvis 30% of the revenues received by the Company from franchises sold by him in his territory, provided the sales and maintenance quota is maintained.

      * obligates Jarvis to perform certain training and support services for those franchises he has sold.

      * reduces by on-half the 30% of revenues from transaction fees to which Jarvis is entitled to until such time as the quota is met and waives obligations to provide support services during that time period.

Jarvis has sold only one franchise and is paid one-half of 30% of the revenues paid by such franchisee to the Company. The Jarvis agreement is not exclusive and contains a non-compete clause which survives any termination of the agreement for two years.

    2. The BUTTS AGREEMENT - WHY USA NA is also the successor party to a second agreement between Mid America Development Corporation and a regional representative, Diane Butts, dated April 28, 1998. The terms of the agreement are the same as those of the Jarvis Agreement above. Ms. Butts has sold only one franchise and is entitled to one-half of 30% of the transaction fee revenues generated from such franchisee. The Company is currently negotiating with Ms. Butts for repurchase of the territory.

    3. THE ERKS AGREEMENT -As part of the purchase of rights granted to Mid America Development Corporation/Dale and Carol Erks on November 9, 1998, the Company agreed to enter into a regional manager agreement with Mr. Erks which it consummated on November 17, 1998. The agreement with Mr. Erks

      * granted him franchise sales rights and compensation for those sales in Minnesota and Wisconsin;

      *   granted him the right to 30% of transaction fees collected by the

          Company from franchises which he has sold in Minnesota and Wisconsin.

      * made the rights in Minnesota exclusive for the first year (although exclusive nature expired on November 17, 1999 for failure to meet certain sales quotas)

      * expires two years from execution with Erks continuing to receive his 30% of transaction fees from those franchises which he sold after the termination unless the Company buys all of his rights under the agreement.

      * grants the Company the right to purchase Erks' rights at the expiration of two years at a price equal to four times Erks' net income under the agreement during the previous year.

     As of this date, Mr. Erks has sold only one franchise in this territory. The Erks agreement contains a non-compete clause which survives any termination of the agreement for two years.

    4. THE MAINSTREET REALTY AGREEMENT - The Company is the successor party in a regional director agreement between WHY USA Development Corporation and Larry Day/Dean Molinsky (dba Mainstreet Realty) which was executed in August of 1992. The agreement grants Molinsky/Day the right to receive 35% of all revenues paid to the Company by WHY USA offices in their region in exchange for advice and assistance regarding the development of the WHY USA business as and participation in strategic planning and training for WHY USA franchise owners in their territory. There are currently five WHY USA franchise offices in their territory which is comprised of Nebraska and parts of Iowa. The agreement is in effect so long as Day/Molinksky continue to meet their obligations under the agreement and continue to own and operate a WHY USA franchise. The agreement is non-exclusive and does not contain any non-competition clauses although it does have a confidentiality clause.

    5. REGIONAL SALES EMPLOYMENT AGREEMENTS - The Company is a party to two regional sales/employment agreements which grant the right to sell franchises and collect a $2,750 - $4,500 commission on sales. The agreements are with Donna Dwyer VanZandt for the State of Texas and Marvin Hansen for Wisconsin and Michigan. The agreements are non-exclusive and grant each individual specified compensation, a commission on franchise sales, and a specified monthly expense allowance; two of the agreements allow for bonuses for certain sales quotas. There are no rights to a percentage of transaction fees granted under these agreements.

    6. "UNDERSTANDINGS" RE: FRANCHISE SALES WITH KEY PERSONNEL AND INDEPENDENT CONTRACTORS- The Company has an understandings with certain members of management that they will receive a percentage of or commission on initial franchise fees for those franchises sold by them.(See "Certain Relationships and Related Transactions.") The Company also has an understanding with two individuals who act as independent sales agents and who receive $2,500 for each franchise sold by them.

    Interest Generated by Web Site/Name Recognition

     Some franchise interest has also been generated from the WHY USA web site. The Company has responded to approximately 61 inquiries on the web site since January 1, 2000. The Company expects to continue to generate interest from the website. The Company also generates leads for franchise sales based on WHY USA name recognition which has stimulated calls to the Company's office regarding franchisee applications.

    Participation in Industry Trade Shows

    The Company participates in selected regional and national industry trade shows such as the national franchise convention and the national real estate convention where it displays and markets via trade booths.

Loan Origination

    Most of the Company's residential loan origination business is achieved in the Minnesota and Wisconsin area and is based on existing reputation and referrals in the industry. NWF initially limited its business to those states because (1)it was a start-up enterprise with limited operating capital (which began conducting business in early 1999); (2) Don Riesterer, its sole director and CEO, resided in Minnesota and elected to limit business to those states where he had business contacts which included some referral business from the
WHY USA offices in those states.   The Company will continue to pursue
business in the states of Minnesota and Wisconsin; it also intends to distribute its NWF services through the placement of qualified loan origination agents at each WHY USA franchise office. The Company currently has one loan origination agent at the office of one of its Minnesota franchisees. The Company hopes to have several more qualified agents at various WHY USA franchise offices within the next six months. Timing on such placement will be based on the Company's ability to meet mortgage broker licensing requirements in each of the individual states where the Company intends to operate its loan origination business. Some states will also require licensing of the individual agents.

    Until the Company achieves its goal of a mortgage loan originator for each franchisee, franchisees can utilize the Company's office in Minnesota for loan origination if they wish. Franchisees earn a commission on mortgage applications completed by them and placed through NWF. The Company also intends to make mortgage loan applications available through its web sites. The Company has not yet determined when loan applications will be processed through its web site.

Competitive Business Conditions/Competitive Position
----------------------------------------------------
in the Industry/Methods of Competition
--------------------------------------

    The Company faces extreme competition on national, regional and local
levels.   Competition will come from companies which offer similar multiple real estate services. The Company will compete on three levels: (1) market share for franchise sales, (2) market share for real estate transactions, and
(3) market share for loan origination.

Real Estate Market Competition

    There are many real estate franchise companies which have a large presence at the national level and have far more financial resources, personnel, and experience than the Company. These companies also have the ability to respond quickly to industry trends, and have, in response to such trends, begun offering a wider variety of "non-traditional" or "associated" real estate
services to their clients.   Many of these companies also offer mortgage loan
services themselves or through affiliates. They also have larger advertising budgets, a stronger national presence, and more internet services available to their clients including loan origination at their web sites. These larger companies are in the financial position to organize, acquire, and/or provide additional nationwide services faster and sooner to their clients than the Company will be able to. Some of the Company's national competitors include Coldwell Banker, Prudential, Better Homes & Gardens Real Estate, Century 21, and ReMax. Each of these companies is larger, offers similar and more "bundled" real estate related services, and has a stronger reputation in the
industry.    Each local franchise office will suffer competition from other local real estate offices as well as the nationally franchised independent offices. In Minnesota, two local real estate companies which compete with the Company are Edina Realty and Burnett.

Competition for Loan Origination

    The Company also suffers competition from a multitude of different business organizations for loan origination market share. The Company must compete not only with companies which provide such services in connection with bundled real estate services but with companies which provide such services in general such as banks and loan institutions as well as a diverse group of internet companies that provide loan origination services through their web sites. The majority of the Company's loan origination competition as of this date are local competitors in the greater Minneapolis/St. Paul area as well as "bundled" loan origination products offered through several national companies including many of the national real estate franchise companies.

     Prior to the Company's acquisition of NWF and during the first quarter of 2000, NWF also competed with Northwest Financial Group Inc., an affiliated entity. Both entities were owned by Don Riesterer prior to the acquisition transaction; subsequent to the acquisition transaction, Riesterer became a principal of the Company and remained Northwest Financial Group's sole shareholder. On April 1, 2000, Northwest Financial Group ceased conducting mortgage loan business and is no longer a competitor of the Company.

Methods of Competition - Some Advantages of the WHY USA System

     The Company believes its main method of competition is its one-stop "bundled" services available to its customers/franchisees under the WHY USA trademark combined with its unique listing and selling method, especially its $990 For Sale by Owner Plan. The Company hopes that by offering its "bundled services" and unique method of listing and selling, it will develop a presence and WHY USA name recognition in the industry despite the extreme competition it will suffer from several dominant companies offering networked real estate services. It hopes to target those sellers interested in competitive listing fees, flexible listing programs and the ability to save money through its "$990 For Sale by Owner Plan." The following are some of the advantages of its WHY USA System which the Company believes will help it to compete for market share:

      * Innovative Approach- The For Sale by Owner plan motivates sellers to hold "open houses" whenever they choose since the WHY USA agent will handle everything else for $990 if the seller finds a buyer not working with an agent; buyers not working with agents are automatically directed to the WHY USA agent.

      * Flexibility - Sellers unite with a broker to receive a full listing service or a "for sale by owner" plan; each option is competitively priced.

      * Value - Sellers receive a mortgage service that is guaranteed to offer them the lowest available commercial interest rate for which they qualify. Sellers have certain options available to them which may further reduce fees.

      * Convenience - Sellers receive other real estate related services such as a full title insurance company which can arrange for title insurance, document preparation and closing services as requested. Sellers may also have other related services available as the Company expands and includes other services in its "bundled" system as well as national marketing support.

      * Extra Income -Franchise offices can generate extra income for their office through loan origination fees, commissions on home warranties, as well as other commissions when a buyer uses one of the Company's other services. They have the advantage of additional buyers approaching them through "for sale by owner" open houses.

      * Franchise Financing - In an effort to promote franchise sales, the Company also offers its own financing on franchise purchases or the alternative of having the Company as a 50% partner in a franchise. The Company currently has two (2) promissory notes outstanding on purchased franchises. The Company is not currently a partner in any WHY USA franchise office but intends to actively seek such opportunities.

      * Name Recognition - The Company has already achieved some name recognition in the market through its trade mark WHY USA and through its $990 Program. It was featured in two books: "How to Sell Your Home in the '90s" by Carolyn Janik and in "Kiplinger's Buying & Selling a Home" by the staff of Changing Times Magazine. The Company has also was featured in the following periodicals:
          "Smart Money Moves to Make Now" in the Wall Street Journal, Money Magazine, the Miami Herald, the Real Estate Professional in an article entitled "The Story Behind WHY USA," in a US News & World Report cover story "Saving Brokers Fees," and in the Pittsburgh Business Times.

       * Loan Origination - the Company will continue to conduct its loan origination business as a separate business. The Company has succeeded in achieving some market penetration in Minnesota and Wisconsin with its loan origination especially in the area of refinancing and secondary mortgages. The Company attributes this to management's market experience.

Sources and Availability of Raw Materials/Names of Principal Suppliers
----------------------------------------------------------------------

    The Company does not have any supplier agreements currently in effect although it consistently uses three main vendors who are familiar with the WHY USA specifications for required materials and use of trademarks and the WHY USA System. Because franchisees are required to conform to the Company's specifications, they often use the Company's vendors. These vendors are ADA Printing and Design, MacDaniel Sign Co., and Fiesta Business Forms. No franchisee, however, is required to use these suppliers. The Company has retained the right to designate certain suppliers at its discretion. The Company and its franchisees often use Commonwealth Land Title, a national title insurance company, to provide title insurance, and Prime One Home Warranty, a national company which provides home warranties.

Dependence on a Few Major Customers
-----------------------------------

    The Company is not dependent on a few major customers. It has 66 franchisees which generate revenues for the Company; it also has a multitude of customers for its mortgage origination business in the Minnesota area many of which are unrelated to the Company's franchise business.

Patents, Trademarks, Licenses, Franchises, Concessions,
------------------------------------------------------
Royalties Agreements, Labor Contracts
-------------------------------------

Provisional Patent Application Made

    The Company made provisional application on its WHY USA System which was applied for in January 20, 2000 with the US Patent and Trademark Office. Provisional patent application protects the Company's right to complete the application process so long as it is done within one year from the provisional application.

Trademark

    The Company's trademark was registered by the U.S. Patent and Trademark Office on the Principal Register as US Trademark Registration Number 1,524,821 on February 14, 1989. The ownership of the trademark was assigned to the Company's wholly owned subsidiary, WHY USA NA, by the previous owner, WHY USA Development Corporation, in September of 1998. The assignment was filed by WHY USA NA with the US Patent and Trademark Office.

Exclusive License Granted in Arizona

    WHY USA NA's ownership of the WHY USA franchise rights and system is subject to an exclusive license owned by Mr. Tim Doughtery for franchise sales, revenues from franchise sales, and revenues from transaction fees for the State of Arizona. Such rights are not contained in a written agreement but are a result of rights retained by Why USA Development (a non-affiliate), the original franchise owner, which have been subsequently transferred. At the present date, Mr. Tim Dougherty, the transferee, is entitled to full use of the WHY USA name and WHY USA System in Arizona including the right sell and service franchises. The significance of this license to the Company is that it
(1) cannot sell franchises in Arizona unless it reaches an understanding with Doughtery; and (2) it is entitled to receive a total of 32.5% of all revenues generated from WHY USA franchise sales and transactions fees in Arizona. As of this date, Mr. Doughtery has three WHY USA real estate offices in the State of Arizona.

Rights to Initial Franchise or Transaction Fees Granted Pursuant to Regional Agreements and/or "Understandings"

     The Company currently has six (6) written sales representative/ regional director agreements in effect with varying provisions, terms of compensation, and obligations. All of those agreements provide for one or more of the following with respect to the territory defined in each agreement: a percentage of franchise sales, a percentage of all or certain specific transaction fees within the territory, and/or a commission on franchise sales. The Company also has an understanding with two members of management which provide for commissions on franchise sales as well as two independent contractors. The agreements and understandings ultimately provide for varying commission/percentages on initial franchise fees that range from $2,500 to $7,500 per sale or between 25% and 76% of the initial franchise fee. Four of the agreements provide for percentages of transaction fees to be paid which range from 30% to 35% (which under the terms of two agreements have been reduced by half because certain sales quotas were not met). As of this date, the Company pays a percentage of transactions fees to regional sales representatives/directors on a total of 18 out of its 76 franchises. Percentages of transaction fees paid equals approximately 4% of its total transaction fee revenues per month. The Company is negotiating to repurchase one of these agreements. The Regional Sales Representation/Director Agreements are discussed in detail under PART I, Item 1. DESCRIPTION OF BUSINESS, Distribution Methods of the Products or Service, Franchise Sales.

The WHY USA Franchise

    The Company is the owner of one real estate brokerage franchising system, which is sold and operated under the trademark WHY USA. A summary of the franchisee status as of January 1, 2000/1999/1998** is as follows:


                     Cancelled            Reacquired Left the  Total from  Net
                     or          Not      by System  System    Left        Operating
State     Transfers  Terminated  Renewed  Franchisor Other     Columns     At Year End
--------  ---------  ----------  -------  ---------- --------  ----------  -----------
Alabama     0/0/0     0/0/0       0/0/0      0/0/0     0/0/0     0/0/0       1/1/1
Alaska      0/0/0     0/0/0       0/0/0      0/0/0     0/0/0     0/0/0       1/1/1
Arizona     0/0/3     4/0/0       0/1/1      0/0/1     0/0/0     4/1/5       0/5/5
Calif.      0/1/2     1/1/0       0/0/4      0/0/0     0/1/0     1/3/6       5/14/12
Colorado    0/0/0     2/0/1       0/0/0      0/0/0     0/0/0     2/0/1       0/2/2
Florida     0/0/0     0/0/0       0/0/0      0/0/0     0/0/0     0/0/0       0/0/0
Illinois    0/0/0     0/0/0       0/0/0      0/0/0     0/0/0     0/0/0       1/1/1
Indiana     0/0/0     1/0/0       0/0/0      0/0/0     0/0/0     1/0/0       1/2/2
Iowa        0/0/0     0/2/0       0/1/0      0/0/0     0/0/0     0/3/0       6/6/9
Kansas      0/0/0     0/0/0       0/1/0      0/0/0     0/0/0     0/1/0       0/0/1
Louisiana   0/0/0     0/0/0       0/0/0      O/0/0     0/0/0     0/0/0       1/1/1
Maryland    0/0/0     0/0/0       0/0/0      0/0/0     0/0/1     0/0/1       2/4/4
Michigan    0/0/0     0/0/0       0/0/0      0/0/0     0/0/0     0/0/0       1/1/1
Minnesota   0/0/3     1/5/0       0/1/1      1/0/0     0/2/0     2/8/4       21/21/19
Missouri    0/0/0     0/0/0       0/0/0      0/0/0     0/0/0     0/0/0       1/1/0
Montana     0/0/0     0/0/0       0/0/0      0/0/0     0/0/0     0/0/0       1/1/1
Nebraska    0/0/0     0/2/0       0/0/0      0/0/0     0/0/0     0/2/0       8/10/11
Nevada      0/0/0     1/0/0       0/0/0      0/0/0     0/0/0     1/0/0       0/1/1
Ohio        0/1/0     1/0/0       0/0/1      0/0/0     0/0/0     1/1/1       3/4/3
Oklahoma    0/0/0     0/1/0       0/0/0      0/0/0     0/0/1     0/1/1       0/0/1
Oregon      0/0/0     0/1/0       0/0/0      0/0/0     0/0/0     0/1/0       1/1/2
Penna.      0/0/0     3/0/0       0/0/0      0/0/0     0/0/0     3/0/0       0/3/3
S.Carolina  0/0/0     0/1/0       0/0/0      0/0/0     0/0/0     0/1/0       0/0/1
S. Dakota   0/0/0     0/0/0       0/0/0      0/0/0     0/0/0     0/0/0       1/1/1
Tennessee   0/0/0     0/0/0       0/0/0      0/0/0     0/0/1     0/0/1       0/0/0
Texas       0/0/1     0/0/0       0/0/1      0/0/0     0/0/0     0/0/2       3/2/1
Virginia    0/0/1     0/0/0       0/0/0      0/0/0     0/0/0     0/0/1       1/1/1
Wisconsin   0/0/0     0/1/0       0/0/0      0/0/0     0/1/0     0/2/0       6/3/5
Wyoming     0/0/0     0/0/0       0/1/1      0/0/0     0/0/0     0/1/1       0/0/1
--------  ---------  ----------  -------  ---------- --------  ----------  -----------
Totals      0/2/0     14/14/1     0/5/9      1/0/1     0/4/2     15/25/23    65/86/91

** The Company has sold eleven (11) additional franchises since January 1, 2000.



Need for Government Approval/Effect of Existing or Probable
-----------------------------------------------------------
Government Regulations/Costs and Effects of Compliance
------------------------------------------------------

    The sale of franchises is regulated by the Federal Trade Commission. The Company must maintain a franchise offering circular in effect which has been filed with the FTC and is updated a minimum of once every 12 months. In addition, the following states where the Company may sell franchises are known to the Company to have statutes which may supersede franchise agreements in the franchisee's relationship to the Company, especially in regard to termination or renewal: Arkansas, California, Connecticut, Delaware, DC,

Hawaii, Illinois, Indiana, Iowa, Maryland, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, Rhode Island, South Dakota, Virginia,
Washington and Wisconsin.   The Company's WHY USA franchise is currently
approved for sale in California, Illinois, Michigan, Minnesota and Wisconsin (all states requiring franchise registration) and it is registered in Texas, Nebraska, and Louisiana. The Company also has registrations pending in Virginia and Maryland. The Company does not sell franchises at this time in the following states: Hawaii, Indiana, New York, North and South Dakota, Rhode Island, and Washington (all states requiring registration). Individual agents of WHY USA franchises must comply with rules regarding licensing of personnel. The Company spends approximately $10,000 per year on regulatory compliance for sales of its franchises.

    The Company's loan origination business is currently licensed as a mortgage broker in the state of Minnesota where it operates; it is not required to have any special licenses for its agents in the State of Minnesota. The Company will be required to license as a mortgage broker in those states where it intends to conduct loan origination by placing qualified loan origination agents at WHY USA franchise offices. Some of these states may also require the licensing of the individuals agents. Cost of such state registration/compliance will be between $500 and $1,000 for each state not including associated legal expenses. In providing its loan origination services the Company must comply with the provisions of the Truth and Lending Act. There are no special costs to such compliance.

    Other regulations which affect the Company are the Securities Act of 1933 which regulates the manner in which it offers securities privately and or to the public; and the Securities and Exchange Act of 1934, which imposes certain reporting obligations on the Company once it is a "full reporting" company. The Company will become subject to reporting obligations within 60 days of the filing of this registration statement. The Company estimates it will cost it between $25,000 and $50,000 per year to comply with legal and accounting obligations under the 1934 Act.

Status of Any Recently Announced Products or Services
-----------------------------------------------------

    The Company has no recently announced products or services other than the business of its recently acquired subsidiaries which is the only business of the Company. It is discussed under the various subheadings above.

Research and Development Activities in the Past Two Years
---------------------------------------------------------

    None.

Total Number of Employees
--------------------------

    The Company currently has 24 full time employees who are not executive officers of the Company: one (1) is employed by the Company at its principal office in Bloomington, four (4)are employed by WHY USA NA in administrative capacities and work out of the Menomonie office, two (2) are regional sales representative employees who receive both a salary and commissions on franchise sales, and 16 are employed by NWF as loan processors and other personnel. The foregoing does not include the Company's executive officers who serve on an "as needed" basis devoting approximately 30% - 90% of their time
to the Company.     The Company has six (6) part time employees who perform
telemarketing and work out of the Company's office in Sebeka, Minnesota. It also has four (4) contracts in effect with various individuals/ entities who serve as independent contractor sales representatives/directors for territorial sales and/or support of WHY USA franchises, and are not considered employees.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Acquisition of Subsidiaries
---------------------------

     The Company's business is that of its subsidiaries which were acquired on December 31, 1999. In 1999, the Company was a public company with no trading market and no operations which desired to acquire or merge with an operating entity or entities. In an arms length transaction in December of 1999, it acquired NWF and its subsidiary, WHY USA NA, through the issuance of 10,000,000 of its unregistered common shares. The transaction was completed through a series of steps which included:

        * the acquisition of all of the issued and outstanding shares of WHY USA NA from its three shareholders by Mr. Don Riesterer for a combination of cash and promissory notes equaling $2,026,400.

       * Mr. Riesterer's contribution of the WHY USA NA shares to NWF for which he was issued an additional 90,000 NWF shares increasing his share ownership in NWF to 100,000 shares; the 100,000 outstanding shares of NWF constituted all of the outstanding shares of NWF;

        * the issuance of 10,000,000 shares of the Company to NWF, and the subsequent distribution of those shares to Mr. Riesterer in exchange for his 100,000 shares of NWF (equaling 100 shares of the Company for each NWF share.)

        * the election of a new Board of Directors comprised of directors of NWF and WHY USA NA.

    As a result of the merger the Company acquired the business operations, products and assets NWF and its subsidiary WHY USA NA. The public shell had no revenues or operations.

Merger Treatment
----------------

     The Company's merger with NWF has been accounted for as a recapitalization because management of NWF became management of the Company. The financial statements for the Company's year ended 1999 reflect only the operations of NWF for 1999. NWF was incorporated in June 1998, but did not commence operations until early 1999. NWF originates residential mortgage loans and resells them for a commission. The contribution of WHY USA NA has been accounted for as a purchase transaction, therefore the operating statements do not include the operations and cash flow of WHY USA NA, which franchises real estate brokers. The financial statements of WHY USA NA are presented separately as those of a purchased entity. The operations of WHY USA NA have been combined with the Company's on a pro forma basis in the footnotes to the Company's financial statements. The balance sheet at December 31, 1999 reflects the assets of NWF and the acquisition of WHY USA NA.

Results of Operations
---------------------

Year 1999/Year 1998

The Company's mortgage loan business generated revenues of $546,200 in 1999 and a loss from continuing operations of $1,056. The mortgage loan business was excellent in the first half of 1999 and turned abruptly downward in the second half of 1999 as the federal reserve board increased rates resulting in increased residential mortgage loan rates. This increase in loan rates virtually dried up the company's mortgage loan refinance business which accounted for a significant portion of the Company's revenues in the first half of 1999. The Company reflected income of $9,372 from discontinuing operations which represents the net rental income of an office building which the Company returned to an affiliated entity on Dec 30, 1999. There were no comparable operations in 1998 as the Company did not commence operations until January 1999.

     The operations of WHY USA NA reflect an increase in franchise fees from transactions from $288,898 in 1998 to $365,014 for 1999 which was a result of the acquisition of additional franchise interests in 1999. The new franchise sales fell to $11,805 in 1999 from $24,075 in 1998. Total expenses increased to $374,481 from $308,508 between 1999 and 1998; the most significant increase was an increase in personnel cost to $101,605 from 30,893, and an increase in office and administrative expenses to $30,385 from $19,256. The franchise operations of WHY USA NA reflected income of $4,154 in 1999 vs. income of $5,202 in 1998. Relative revenues per franchisee have remained relatively consistent in 1999 and 1998. Amortization expense increased to $87,035 in 1999 from $55,318 in 1998 which reflects the amortization of additional franchise costs on December 31, 1998. The Company began to gear up its franchise marketing and sales operations during the fiscal year 2000. The Company's real estate franchise fees are earned with a relatively small amount of direct expense. The resulting gross margin has been used to fund legal expenses to register the franchise in additional states, fund the expansion of marketing efforts, pay interest expense on debt utilized to purchase franchises, and compensate the owners.

    The mortgage loan origination fee income is a more volatile source of income stream. Reduced or declining interest rates directly impact refinancing activities by increasing the likelihood of refinancing. Increased rates reduce refinancing activities and NWF loses money during periods of increased interest rates. Refinancing has accounted for up to 95% of the Company's fee income from loan originations in 1999. NWF's second mortgage loan origination business is increasing and is mitigating the Company's loss of its refinance business. Second mortgages are utilized as equity builds in personal residences to pay credit card or other high interest debt. New mortgage loans, due to the WHY USA referral system, have increased steadily and now account for over 40% of the NWF's fee volume. NWF is in the process of shifting its mortgage loan origination business from refinance to new mortgage loans mostly generated by referrals from the WHY USA franchise offices.

Liquidity and Capital Resources
-------------------------------

Revenues from Operating Activities

     The Company derives revenues from: (1) franchise fees, (2) new franchise sales, and (3) mortgage origination fees. On a pro forma basis in 1999, total revenues from operations were $924,835 of which franchise fees from the Company's franchisees accounted for $365,014 (or 39%), new franchise sales totaled $11,805 (or 1%), and mortgage loan originations totaled $546,200 (or 59%). Mortgage origination fees are achieved through NWF; revenues from real estate transactions are generated by WHY USA NA, the majority of which were derived from franchise transaction fees. Franchise fees are comprised of ongoing transaction fees paid to the Company by its franchisees (65 in 1999) based on $95 per transaction or 6% of commission revenues, whichever is less, provided each franchisee must pay a monthly minimum of $325. During 1999, the Company had also reduced the minimum percentage to 4% of commission revenues, and the monthly minimum payment to $225 under certain circumstances. Approximately 65% of such franchise fee revenues were generated from the franchisees located in Minnesota and surrounding Midwestern states (Nebraska, Iowa and Wisconsin). In 1998 and 1999, revenues from franchise sales were based on an initial fee of $9,500 for local market areas with a population greater than 50,000 and $6,500 for areas with a population of less than 50,000. The Company's new franchise offering circular provides for one initial fee of $9,900.

Franchise Agreements

     The Company requires each franchisee to enter into a Franchise Agreement. The franchise agreement provides for:

     * initial terms of three years renewable for three additional three year terms with written notice to the Company prior to expiration without additional cost to the franchisee, provided the franchisee has complied with its obligations under the franchise agreement.

     * an initial franchise fee of $9,900; the lesser of $95 per transaction or 6% of revenues received from each transaction with a minimum fee of $325 in per month; pay not less than $50 per month or more than 10% of transaction fees per month into an advertising fund if established; and, pay a $2,500 transfer fee upon an approved transfer of the real estate franchise.

      * a "protected" territory and sets forth conditions and provisions regarding non-competition, the use of the WHY USA logo and proprietary information and selling techniques

      * Sets forth the Company's various obligations to provide training and materials

     The provisions of the Franchise Agreement are fully described on page 11 under "Franchise Agreement." The Company had 65 franchise agreements in effect as of December 31, 1999 and has 76 in effect as of October 30, 2000.

Investing Activities

    The Company increased its assets during 1999 to $2,115,534 through its acquisition of NWF and its subsidiary WHY USA NA. The Company's assets at December 31, 1999 are comprised of: $32,407 in accounts receivable, notes receivable of $3,210, office and computer equipment (net of accumulated depreciation) valued at $9,709; the WHY USA franchise system acquired on December 31, 1999 valued at $1,994,589, organizational and patent costs of approximately $5,000, and an advance from an affiliated party of $70,619. The purchase of the WHY USA franchise and System was accomplished through the payment by NWF's then sole shareholder of a combination of cash and promissory notes totaling $2,026,400.

Liabilities/Contingent Liabilities

    The Company has total liabilities as of December 31, 1999 of $50,720 which includes accounts payable of $200, an advance from Northwest Financial Group, Inc. of $18,391, $26,400 due Donald Riesterer, and deferred revenues on future conference held for franchisees in January of 2000 of $5,729. As of December 31, 1999, the Company was not committed under any operating lease agreements. However, on February 1, 2000, the Company entered into a sub-lease with payments of $2,500 per month through October 31, 2000, with total future minimum sub-lease payments of $ 22,500. The Company's three other office facilities are rented on a month to month basis from affiliates.

Financing Activities

     Funding of Losses Prior to Acquisition of Subsidiaries

    Triam, Inc. was inactive from approximately 1990 until its acquisition of its subsidiaries in December 1999. Triam, Inc. has no cash or assets. Triam, Inc. funded its expenses by issuing 5,116,000 shares of common stock to Castlewood Corporation who performed various administrative tasks. These services included maintaining an office in Salt Lake City for the Company's use, providing telephone and answer service, tax return and annual report filing requirements, and shareholder communication and correspondence, as needed. Triam, Inc. issued shares at par value for its share of the above expenses. The par value was selected because Triam, Inc. had no assets, no operations and no market for its common stock. The issuance of shares at par value was purely arbitrary and bears no relationship to Triam's net value of its assets, fair value or any other normal criteria in determining a fair price or consideration.

    Funding of the Acquisition of NWF and WHY USA NA

    The Company's purchase of NWF (which included NWF's ownership of WHY USA
NA) was accomplished through an acquisition of assets whereby the Company acquired all of the assets and shares of NWF, in exchange for the issuance of 10,000,000 of its unregistered common shares. The transaction was completed on December 31, 1999, concomitant with NWF's purchase of all of the outstanding shares of WHY USA. The WHY USA NA purchase was completed by NWF's sole shareholder, Donald Riesterer. In general, prior to their acquisition by the Company, the operations of NWF and WHY USA NA were supported by internally generated funds, as well as, from time to time, advances from shareholders of the respective entities. In the case of NWF this included Donald Riesterer and/or Northwest Financial Group, Inc., an entity controlled by him. In the case of WHY USA NA advances were made by its three shareholders and/or Quality Investments, an entity controlled by the three WHY USA NA shareholders.

     Cash Requirements and Expansion Plans

    The Company incurs the following expenses in its operations:

        * commissions based on a percentage of initial franchise fees ranging from 26% to 76% on sale of new franchises; commission obligations are based on existing oral and written agreements with independent contractors, employees and certain officers and directors and are discussed in detail on pages 14 and 15;

        * commissions on percentages of transaction fees ranging from 30% (or one-half of 30% if certain quotas are not met)to 35% paid to certain sales representatives for revenues derived from franchisees in their territories; these commissions on percentages of transaction fees are based on agreements with Diane Butts, Jerry Jarvis, Molinsky/Day dba Mainstreet Realty; and Dale Erks and are described on pages 14 - 15.

        * commissions on loan originations which are paid to loan origination employees NWF as part of their compensation;

        *  appraisal and credit report fees

        *  office and administrative expenses

        *  personnel costs

        *  state registration fees;

        *  equipment and trade show expenses;

        * marketing expenses including advertising and promotional material, travel, sales personnel expenses and recruiting fees.

        *  interest, depreciation and franchise amortization expenses

      Although the Company realized minimal net income in 1999, and had sufficient revenues from operations to meet its cash requirements, during the first half of 2000 the Company operated at a loss due to expanded working capital requirements. This trend will likely continue as the Company initiates its expansion plans. The Company does not have sufficient cash flows to meet its increased operating expenses and the expansion plans which it believes are necessary for the Company to succeed. The Company's working capital requirements during the next 12 months are approximately $1.5 Million with approximately $1,000,000 in anticipated revenues over the same time period. The Company anticipates utilizing $500,000 of its private placement proceeds to cover this shortfall. The Company estimates its General and Administrative expenses will be between $200,000 and $250,000 per quarter including personnel, rents, and legal and accounting expenses. This is a significant increase over the pro forma general and administrative expenses of 1999, and is attributed to the Company's gearing up to expand franchise sales and increased legal and accounting expenses. Mortgage loan origination fees and franchise costs will be directly related to revenues in those categories, and, based on pro forma December 31, 1999 expenses, will cost the Company approximately $110,000 per quarter. The Company also will experience approximately $30,000 to $40,000 in travel and marketing expenses per quarter in the next twelve months. The Company expects revenues of approximately $250,000 per quarter based on the number of existing franchises and quarterly results for its first two quarters.

   The number of the Company's franchisees decreased over the last three years prior to the Company acquisition of the franchise system from 91 at year end 1997 to 65 at the Company's acquisition of WHY USA NA and the Company is aggressively pursuing franchise sales. During 2000, it has increased its franchisee offices to 76 at this date. The Company intends to continue to aggressively pursue its plans to expand franchise support and services and to expand its WHY USA Franchise System into more territories. Although the Company is a national franchiser, it has achieved mostly regional recognition in the Midwestern States where almost two-thirds of its franchisees are located. Management believes the Company must develop a stronger national presence in order to increase revenues from existing franchisees and increase the number of franchise offices.

    Expansion plan needs include: (1) increased working capital to support the growth of current operations, (2) capital to finance marketing and operational expansion into new territories, and (3) funding for the acquisition of one or more established businesses engaged in real estate or mortgage service operations. The Company is required therefore to seek sources of financing to fund this expansion and has commenced the private placement discussed below to fund part of it. The Company's general expansion plans include some of the following in order of priority:

      * expand existing telemarketing service; begin hiring full-time telemarketing personnel (first five in the next 3-6 months)
      * begin placing loan origination agents on site (15 in the next few months);
      * negotiate and buyout certain territories (currently negotiating with Diane Butts for purchase of her territory)
      *   recruit additional employee/sales representatives
      *   pursue acquisition possibilities and strategic alliances
      *   expand web site capabilities including loan origination at website
      *   offer loan origination for higher risk loans;
      *   acquire and organize insurance entity

     In connection with the Company's capital requirements over the next year, the Company will require approximately $500,000 for working capital to fund its operating losses; approximately $400,000 for expansion of telemarketing, loan agents on site, employee recruitment and territory buyouts; and $600,000 for strategic alliances and acquisitions.

    Private Placement Offering

    In order to fund a portion of its expansion plans, on January 24, 2000, the Company commenced a private placement of up to 1,500,00 units at an offering price of $1.00 per unit. Units are comprised of one share of common stock and one warrant to purchase a share of common stock for $1.00, exercisable at any time for three year term commencing upon the purchase of the Unit. The Company reserved the right to call and redeem the warrants upon thirty days notice whenever the underlying stock has been quoted in a public trading market for at least 20 consecutive days at $2.00 or more. There is currently no public trading market for the Company's securities. The offering was a "best efforts" offering with no minimum; funds were available to the Company immediately upon receipt. The Company intends to use $500,000 of the proceeds towards working capital expenses to support the growth of current operations and the balance for marketing and operation expansion and/or acquisitions. $100,000 of this was expended in the Company's first fiscal quarter. The Company sold the maximum 1,500,000 Units in the private placement and issued all subscribed for securities at the close of the offering. The offering was closed on August 31, 2000 and the shares and warrants have been issued.

Seasonal Aspects

    The Company realizes less revenues in general in the winter months especially just prior to Christmas.

Inflation

    Inflation usually softens the real estate market and increases interest rates which may also soften the market. In an effort to limit inflation, the Federal Reserve has increased interest rates which has also had a negative impact on the Company's loan origination business.

Trends/Uncertainties/Risk Factors Affecting Continuing Operations
-----------------------------------------------------------------

Limited Operating History

    Both of the operating subsidiaries of the Company have relatively short operating histories upon which to judge their progress and potential profitability. The Company's future must be considered in light of the many risks and uncertainties, expenses and difficulties encountered by businesses in the early stages of expansion. The Company must be able to implement and successfully execute its business and marketing strategy, develop and offer quality services for its franchises at a competitive price, provide effective support to its franchisees, develop and implement effective internal business and financial systems controls, respond to competitive developments in the real estate industry, respond to the effects of changes in the economy including rising interest rates or inflation, and attract and retain qualified personnel.

Need for Additional Financing.

    The Company's current cash flow is insufficient to satisfy its cost of operations, and therefore also insufficient to provide for its current expansion plans. As of this date, the Company is dependent on obtaining funding necessary for both expanded working capital requirements and expansion through its current private placement offering. The Company closed its private placement offering on August 31, 2000 with $1,500,000 in proceeds.
The Company will be using $1,000,000 of the proceeds from its private placement for expansion and $500,000 for expanded working capital
requirements.   Even with its private placement offering  successfully
completed with gross proceeds of $1,500,000, the proceeds will be sufficient to satisfy only a portion of the Company's over-all business plan. There is no assurance that additional financing will be available from any source when and if needed by the Company either through debt or equity sources. The inability to obtain additional funding could prevent the Company from implementing its business expansion plans. Additional financing could have a negative impact on the Company's shareholders in the form of dilution.

Reliance on Key Personnel

    The Company's future success is highly dependent on the experience and efforts of its management and key personnel. The loss of services of one of more of these individuals could have an adverse affect on the Company's business operations and future prospects. The Company is especially dependent upon those individuals who have experience with the operations of WHY USA NA and the WHY USA System although one of its priorities is to train and familiarize all key personnel with all phases of the Company's various operations. The Company does not have any key man insurance policies. The Company is also dependent on its ability to attract and retain key management, marketing and operational personnel for its planned expansion.

Uncertainty of Market Acceptance

    The Company's financial condition and future prospects will depend on it ability to obtain a substantial and increasing share of the real estate and mortgage business in the areas in which it operates and its ability to significantly increase its franchisee network. Although the Company has gained a toe hold in the Midwestern market, there is no assurance that the Company will achieve national market acceptance.

Control by Management

     Even assuming the successful completion of the current private placement offering, the Company's officers and directors and affiliated persons, especially Don Riesterer, will continue to hold a large percentage of the Company's outstanding shares. Accordingly, they will be able to control the Company's business, operations and corporate policies, including the ability to manage all operations, appoint all future executive officers, determine management salaries and other compensation, and elect the members of the Board. Current Management controls approximately 42% of the Company's outstanding shares taking into account the 1,500,000 shares subscribed for in the recently completed private placement.

Conflicts of Interest

    Each of the Company's officers and directors have other interests to which they devote a significant portion of their time. Leslie Pearson has a legal practice, as does Greg Miller; each devotes approximately 30% of their time to the Company's business. David O. Thomas owns his own independent Why USA franchises although he does devote a majority of his time to the Company. Although Donald Riesterer intends to devote a majority of his time to the Company, he has numerous business interests which he manages including an
affiliate, Northwest Financial Group, Inc.   Northwest Financial Group has
historically directly competed with the Company for business although in April 2000, the entity ceased business operations which would be considered competitive with the Company. Mr. Riesterer also owns several office complexes some of which the Company rents. There can be no assurance that if a conflict of interest arose that it would be resolved in favor of the Company.

Competition

    Competition in the real estate franchising, mortgage origination, and insurance industries is intense and each of these industries includes large well established firms and companies, banks and other financing institutions, and specialized service companies. Most of these competitors are substantially larger than the Company with greater expertise and name recognition and substantially greater financial, personnel, marketing and other resources than the Company has. In addition, these competitors have obtained a large and loyal customers base and have achieved significant brand name recognition for their services, franchises and marketing networks. The Company will also compete with local businesses in each locale into which it decides to expand franchise operations. Small, local competitors could provide significant competition because they have achieved name recognition, customer base, and reputation within their locale.

Uncertainty of Protection of Intellectual Property

     The Company regards its intellectual property including its WHY USA System franchise program, trademarks and trade names, and its confidential Operations Manual and trade secrets as being particularly valuable to the Company's business operations. The Company is relying on the uniqueness of its full service WHY USA System, as well as its unique listing and selling methods to help it penetrate and compete in the real estate business. The Company will rely on general trademark laws, confidentiality agreements, and certain other protective matters to protect its intellectual property. The Company has filed for provisional patent protection on its WHY USA System but must make a patent application before 2001. There can be no assurance, however, that the various steps taken will protect the proprietary intellectual property rights, will be adequate or effective, or that third parties will not assert infringement claims against the Company regarding its proprietary rights. When and if the Company achieves patent protection, there is no guarantee that a third party will not violate the Company's patent rights forcing the Company to assert an action or that the Company will be successful in such assertion.

ITEM 3.      DESCRIPTION OF PROPERTY

    The Company currently rents space for its management and administrative offices in Bloomington, Minnesota in office space owned by the Northwest Financial Group, Inc., an affiliated entity controlled by Donald Riesterer. NWF shares the space with its parent for the administration of its business operations. The Company rents approximately 2,300 square feet on a month to month basis for $2,000 per month. The $2,000 per month rate is based on amounts charged to other tenants in the same building.

    Beginning in the year 2000, NWF runs its processing center out of 1,500 square feet of office space in Minneapolis, Minnesota which is rented on a month-to-month basis. The processing center shares space with an independent franchise, WHY USA Real Estate Service; each party pays $625 per month.

    As of February 1, 2000, WHY USA NA began operating out of Menomonie, Wisconsin. It subleases 6,000 square feet of office space from Douglas Larson, one of its former principals, for $2,500 a month. Larson's lease, and therefore the Company's sublease, expires in October of 2000. The space is sufficiently large for the conduct of WHY USA NA's business operations as well as to accommodate up to 25 full-time telemarketing personnel. The Company intends to negotiate for a lease directly with the owner once the existing lease expires if the space proves to meet the Company's needs over the next several months. The terms of the lease are comparable to other similar leases in that geographical location.

    Also beginning in 2000, the Company's six (6) part time telemarketers work out of a small office in Sebeka, Minnesota. The office space is in a building owned by Donald Riesterer. The office is comprised of approximately 1,500 feet of space, and is rented on a month to month basis for $ 500 per month. The month to month rate is comparable to other rents in that locale.

    Prior to the Company's acquisition of NWF, NWF owned commercial property in Minnesota which it leased. The property was quit claimed to an entity controlled by Mr. Riesterer, NWF's sole shareholder, prior to the acquisition transaction; that property was not a part of the assets of NWF being acquired by the Company.

ITEM 4. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

      The following tables set forth: Table 1 - the amount and nature of beneficial ownership of each person known to a beneficial owner of more than five percent of the issued and outstanding shares of the Company and Table 2 - the amount and nature of beneficial ownership of each of the executive officers and directors of the Company. The following information is based on 31,400,460 shares issued and outstanding as of December 31, 1999; it does not reflect the results of the 1,500,000 shares issued in the Company's private placement offering which closed on August 31, 2000. (Footnote 4 below sets forth the ownership percentages as of the date hereof taking into account the effects of the issuance of 1,500,000 shares in the private placement.)

Table 1: SECURITY OWNERSHIP OF 5% BENEFICIAL OWNERS
_____________________________________________________________________________
            Name and                Amount and
            Address of              Nature of
Title of    Beneficial              Beneficial       Percent of
Class       Owner                   Owner(1)         Class
---------   -------------           --------------   ----------
Common      Donald Riesterer         11,116,000(2)       35.40%
            8301 Creekside
            Unit 101
            Bloomington MN 55437


Table 2: SECURITY OWNERSHIP OF MANAGEMENT
_____________________________________________________________________________
            Name and                Amount and
            Address of              Nature of
Title of    Beneficial              Beneficial         Percent of
Class       Owner                   Owner(1)           Class(4)
--------    -------------------     -------------      ----------
Common      Donald Riesterer         11,116,000(2)       35.40%
            8301 Creekside
            Unit 101
            Bloomington MN 55437

Common      Gregory Miller              300,000           0.95%
            869 McDiarmad Dr
            Hudson WI 54016

Common      Leslie Pearson              500,000           1.59%
            7710 Computer Ave #131
            Edina MN 55435

Common      Lisa A. Gunberg           1,100,000           3.50%
            8025 Xerxes Ave So.
            Bloomington MN 55431

Common      David O. Thomas(4)          850,000(3)        2.71%
            2110 US Highway 12
            Menomonie WI 54751
-------------
Officers and
Directors as a group (6 Persons)     13,866,000          44.15%

(1) The Company's officers and directors had the right to subscribe for Units in the Company's current offering; none of the those individuals subscribed for Units.

(2) Includes 5,116,000 shares transferred to Don Riesterer from Castlewood Corporation, a former affiliate, and held in the record name of Northwest Financial Group, Inc., a corporation which is controlled by Don Riesterer, its sole shareholder. Riesterer currently has 1,000,000 of his shares escrowed as security on a promissory note; he still retains voting power over such shares.

(3) David O. Thomas' shares are his proportionate beneficial interest in a certificate for 850,000 shares owned of record by David Thomas, Douglas Larson, and Emil Gluck. Although Mr. Thomas' beneficial ownership is for one-third of the certificate (283,333 shares) the three individuals have combined voting power over 850,000 shares.

(4) Beneficial ownership percentage ownership positions as of this date, taking into account the issuance of 1,500,000 shares in the Company's private placement which closed on August 31, 2000 (32,900,460 shares then outstanding) are as follows: Donald Riesterer - 33.79%, Gregory Miller - .91%, Leslie Pearson - 1.51%, David O. Thomas - 2.58%, Lisa A Gunberg - 3.34%. Officers and directors as a group own 42.13%

Change in Control Arrangements

     None.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Officers and Directors

      The names and ages of all directors and executive officers of the Company, along with their respective positions, term of office and period such position(s) was held, is as follows:

Name                   Age    Positions Held (1)              Director Since
____________________   ____   _____________________________   ______________
Donald Riesterer(2)     32    Chief Executive Officer,        Dec. 31, 1999
                              Chairman of the Board of
                              Directors

Greg Miller (3)         31    President, Director             Dec. 31, 1999

Leslie Pearson(4)       37    Secretary/Treasurer, Director   Dec. 31, 1999

Lisa Gunberg            32    Vice President, Director        Dec. 31, 1999

David Thomas (5)        59    Director                        Dec. 31, 1999

James Gessert           47    Director                        Dec. 31, 1999

(1) Each of the above individuals will serve in their respective capacities until the next annual meeting of the shareholders or until a successor is duly qualified and elected.

(2) Also a director of WHY USA NA and sole director, President and CEO of NWF.

(3)    Also Vice President and a director of WHY USA NA.

(4)    Also Secretary/Treasurer and a Director of WHY USA NA and
       Secretary/Treasurer of NWF.

(5)    Also President, CEO and a Director of Why USA NA.
------------------------

Biographical Information for Officers and Directors
---------------------------------------------------

    DONALD L. RIESTERER, is President and principal owner of Northwest Financial Group, Inc., an affiliated entity based in Minneapolis, Minnesota. Northwest Financial Group was originally formed to provide loan origination services but now exists as a holding company for real estate. He was founder, sole shareholder, and sole director of NWF from its inception in 1998 until its acquisition by the Company in December of 1999. Mr. Riesterer has served as Vice-President/Sales and Marketing for Display Carousels Inc. from 1993 through 1996, marketing firm. and as district manager of a financial service firm, Primerica Financial Service where he was employed from 1991 to 1993. He is a licensed real estate agent, a life/health insurance agent, and a loan originator in several states. He devotes a majority of his time to the Company. Mr. Riesterer attended College of St Thomas from 1986 through 1990 where he studied theology and communications.

    GREG M. MILLER is a partner and shareholder in the law firm of Gregory Miller and Associates, Ltd. of Minneapolis Minnesota which he founded on January 1, 2000. Prior to that, from February of 1997 through December of 1999, he was a partner and shareholder of Davis, Dodd, Levine & Miller, Ltd. of Minneapolis, Minnesota. Before 1997 he was a shareholder/partner in Levine & Miller. Mr. Miller has practiced law in the Minneapolis/St Paul area since 1994. His principal areas of practice include commercial and residential real
estate transactions, and various corporate and business transactions.   He
devotes approximately 30% of his time to the Company. Greg Miller received a juris doctor degree from William Mitchell College of Law in 1994.

    LESLIE M. PEARSON is a practicing attorney and is the owner of Leslie M. Pearson Associates PA of Edina, Minnesota, which she founded in April of 1994. Her principal areas of law practice include complex business and tax matters for closely held businesses, personal estate planning, and various general corporate matters. She devotes approximately 30% of her time to the Company. Leslie Pearson received her Bachelor of Arts in Mathematics and History from St. Olaf College in Northfield, Minnesota in 1985; in 1988 she received her juris doctor degree from William Mitchell College of Law in St. Paul, Minnesota.

     LISA A. GUNBERG is a principal loan officer of Northwest Financial Ltd.
where she has served in such capacity since 1998.   From 1997-1998, she was
employed as a proposal writer by Health Risk Management, Inc. of Bloomington, Minnesota; during 1995-1996 she worked as a market development analyst for Universal Hospital Services also located in Bloomington. For the four years prior to that Ms. Gunberg was an insurance specialist at Park Nicollet Medical Center in St. Louis, Minnesota. She is a licensed real estate agent in the State of Minnesota as well as a loan originator in several states. Her business experience includes all aspects of marketing, ranging from market research to promotion of new business opportunities. Lisa Gunberg received a Bachelor of Arts degree in Business Management from Gustavus Adolphus College of St. Peter, Minnesota in 1990; she earned her masters degree in Business Communications in 1998 from the University of St. Thomas of Minneapolis, Minnesota.

    DAVID O. THOMAS is President of the Company's subsidiary WHY USA NA, a position held since its inception in July of 1998. Prior to its inception he was president of its predecessors since 1996. Mr. Thomas owns and operates three WHY USA franchise offices in northwest Wisconsin. He has 20 years of experience in building and developing condos, homes and commercial real estate and currently serves as President of Northern Waters Board of Realtors. Mr. Thomas attended the University of Minnesota, and has been licensed to sell real estate in Wisconsin since 1973. He has also taught Real Estate License Law courses at the technical school in northwest Wisconsin. He devotes the majority of his time to the Company's business.

    JAMES H. GESSERT is Vice President of Commercial Loans of Liberty State Bank of St. Paul, Minnesota where he manages a portfolio of $25,000,000 in commercial loans. He has worked for Liberty State Bank since April of 1991.

Prior to that he held various management positions in the banking industry including Vice-President/Branch Manager of First National Bank of Brooklyn Park, Assistant Vice President/Commercial Loans of First National Bank in Anoka, and a National Bank Examiner for the federal Controller of the Currency.

Family Relationships
--------------------

    There are no familial relationships between the Company's officers and directors.

Significant Employees
----------------------

    None

Involvement in Other Public Companies
-------------------------------------

    None of the Company's officer and directors hold any positions with any companies which would be considered "reporting" public companies.

Involvement in Certain Legal Proceedings
----------------------------------------

     No present or former director, executive officer, or person nominated to become a director or executive officer of the Company:

           (1) Filed a petition under federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

           (2) Was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

           (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting his/her involvement in any type of business, securities or banking activities;

           (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission, to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

ITEM 6.     EXECUTIVE COMPENSATION

    Executive officers of the Company were paid an aggregate of $56,400 in the fiscal year ended December 31, 1999 of which the Company's CEO, Donald Riesterer received $21,900. Compensation through December 31, 1999 was paid by the Company's subsidiaries.

     The following table sets forth certain information as to compensation received by the Company's Chief Executive Officer, who is also a director of the Company, as of December 31, 1997, 1998 and 1999. None the Company's executive officers received more than $100,000 US per year. Don Riesterer is also CEO of NWF. The CEO of WHY USA NA is David O. Thomas.

                          SUMMARY COMPENSATION TABLE

                                                            Long Term Compensation
                           ------------------------------- ------------------------
                                 Annual Compensation        Awards          Payouts
                           ------------------------------- ---------------- ---------

(a)                  (b)   (c)         (d)      (e)         (f)      (g)        (h)     (i)
                                                Other       Re-                         All
Name                                            Annual      stricted                    Other
and                                             Compensa-   Stock    Underlying LTIP    Compensa-
Principal                                       sation      Awards   Options/   Payouts tion
Position               Year  Salary($) Bonus($) ($)         ($)      SAR's(#)   ($)     ($)
------------------------------------------------------------------------------------------------
Donald Riesterer(1)   1999   -0-       -0-      $ 21,900(1) -0-      -0-        -0-     -0-
Chief Executive       1998   -0-       -0-      -0-         -0-      -0-        -0-     -0-
Officer, Director     1997   -0-       -0-      -0-         -0-      -0-        -0-     -0-
CEO, Director,
President of NWF
------------------------------------------------------------------------------------------------


(1) Mr. Riesterer became CEO of the Company on December 31, 1999.  Compensation reported was received from the Company's subsidiary prior to its acquisition by the Company. He did not receive any compensation during 1998 and 1997.  His compensation was received as a result of services performed for NWF; there are no specific understandings with Riesterer as of this date regarding compensation during 2000 although it is likely he will be compensated for any services he provides to the Company.


Options/SAR Grants
-------------------

None.

Aggregated Option/SAR Exercises and Fiscal Year End Option/SAR Value Table
--------------------------------------------------------------------------

None

Long Term Incentive Plans
-------------------------

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

Compensation of Directors
-------------------------

     Beginning May 5, 2000, the Company's directors are paid $250 for each Board of Directors meeting they attend; the Company pays no other fees to members of the Board of Directors for the performance of their duties as directors. It is anticipated that they may receive additional compensation in the future for such service in the form of a stock option plan. The Company has not established committees of the Board of Directors.

Employment Contracts and Termination of Employment
---------------------------------------------------
and Change in Control Arrangements
----------------------------------

    There are no written employment contracts in effect nor are there any termination of employment or change of control arrangements in effect. The Company has an understanding with two of its executive officers, Leslie Pearson and Greg Miller, who each receive a nominal monthly salary/retainer of $500. In addition, Lisa Gunberg originates loans for one of the subsidiaries and receive compensation that is normal and usual for the work performed.

Future Compensation of Executive Personnel
------------------------------------------

    Although it is likely that at some time in the future the Company will enter into formal employment agreements with some or all of its executive officers, or may initiate some form of compensation or incentive plan which might include restricted stock awards or stock options, no such agreements or understandings have been entered into.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    During the past two years, transactions or series of transactions or currently proposed transactions, to which the Company, or any its subsidiaries was or is to be a party, in which the amount exceeds $60,000 and in which any executive officer or director or any 5% security holder or any member of the immediate family of any of the foregoing persons had a material interest are as follows:

WHY USA Note to Quality Investments.
------------------------------------

    Prior to the Company's acquisition of WHY USA NA, from December 1996 through February 1998, WHY USA NA's three founders, Douglas Larson, Emil Gluck and David O. Thomas, contributed capital sufficient to purchase the WHY USA System, copyrights, trademarks and existing franchise agreements equaling approximately $1,300,000. Each of these gentlemen individually made a cash contributions of $162,000; the balance of the funds contributed for the franchise acquisition were loaned to WHY USA NA by Thomas/Larson/Gluck and other persons through a separate entity, Quality Investments. In connection with the loans, a promissory note was executed by WHY USA NA in the principal amount of $847,500, payable to Quality Investments, Inc., dated April 15, 1999, with interest of 8%. The note was paid in full as of December 30, 1999. Each of the principals of Quality Investments is therefore considered "paid" for his proportionate share of the principal and interest due under the note, including Mr. Thomas. Thomas is currently a director of the Company.

Share Issuance to Donald Riesterer as Part of the Acquisition of NWF and
------------------------------------------------------------------------
Transfer to Other Affiliated Parties
------------------------------------

      On December 31, 1999, at the acquisition of NWF by the Company, Donald Riesterer, NWF's sole shareholder, became the beneficial owner of 10,000,000 shares of the Company issued in exchange for all of the outstanding shares of NWF. The certificate was issued to NWF on December 16, 1999, the date of the Acquisition Agreement, although all of the transactions necessary to consummate the acquisition were not accomplished until December 31, 1999. The 10,000,000 shares were transferred to Riesterer as NWF's sole shareholder in January of 2000. Riesterer was elected to the Company's Board of Directors at the consummation of the transaction and also serves as its CEO and is a director of each of its subsidiaries.

    Three other officer/directors of the Company derived benefit from the Company acquisition transaction; each was given a portion of Riesterer's 10,000,000 shares. Leslie Pearson, Secretary/Treasurer and a director of the Company received 500,000 shares. Gregory Miller, President and a director of the Company received 300,000 shares. Lisa Gunberg, the Company's Executive Vice President and a director received 1.1 Million Shares. Riesterer transferred the shares as compensation for services provided by those individuals in the transactions leading up to the acquisition transaction as well as in the transition phases of the reorganized entity. The Company has accounted for this transaction as a $ 390,000 compensation expense on its March 31, 2000 financial statements.

Castlewood Shares Transferred to Entity Controlled by Don Riesterer
-------------------------------------------------------------------

    Between December 16, 1999 and January 24, 2000, Castlewood Corporation, a majority shareholder of the Company prior to its acquisition, transferred 5,116,000 of its shares to Northwest Financial Group, Inc., a corporation 100% owned by Don Riesterer. Castlewood was an affiliate of the Company up through the acquisition transaction. Riesterer paid Castlewood $150,000 for the shares which Castlewood agreed to sell as an to inducement to enter into the transaction. The transfer reduced Castlewood's ownership to 222,232 shares.

Riesterer & Thomas: Their Relationships to the NWF Purchase of WHY USA NA
-------------------------------------------------------------------------

    Background

      On December 31, 1999, NWF, through its sole shareholder, Don Riesterer, acquired WHY USA NA. The transaction was originally commenced between Northwest Financial Group, Inc. (a company founded by Donald Riesterer who is its sole shareholder) and WHY USA NA. Northwest Financial Group, Inc. was a party to the Stock Purchase Agreement with WHY USA NA on September 24, 1999, and a party to the amended agreement on December 30, 1999. On December 30, 1999, Northwest Financial Group, Inc. assigned its interest in the purchase agreements to Donald Riesterer, its sole shareholder, who completed the acquisition including the payment made to the three WHY USA NA shareholders. The acquisition was accomplished through the purchase of all of the outstanding shares of WHY USA NA from its three selling shareholders: Douglas Larson, Emil Gluck and David O Thomas for a total of $2,026,400. (David O.
Thomas is a director of the Company and its subsidiaries.)   Donald Riesterer
individually paid the $2,026,400 WHY USA NA purchase price in a combination of $650,000 cash and three promissory notes. Two of the notes are made to the original selling shareholders of WHY USA NA: Larson, Gluck and Thomas: one for $500,000, and one for $850,000. The third note is to Riesterer for $26,400 and has been repaid. David O. Thomas' proportionate interest in the transaction is $675,466. Thomas, who is a director of the Company, and an officer and director of each of its subsidiaries, is one of the founders of the initial WHY USA NA partnership in January 1997 (which funded the acquisition of the WHY USA System), a principal in Mid America Realty (a predecessor party in interest to the WHY USA franchise system acquisition), and a founder of and principal in WHY USA NA, the corporation.

    Immediately upon the completion of Riesterer's acquisition of WHY USA NA, he contributed the acquired WHY USA NA shares to NWF for 90,000 of its shares; all of his shares of NWF (which equaled all of NWF's outstanding shares) were acquired by the Company in its acquisition of NWF, discussed above.

     Northwest Financial Group, Inc. is an affiliate of the Company based upon its common control by Donald Riesterer.

    Riesterer's Promissory Notes to Larson/Gluck/Thomas

    Donald Riesterer individually executed two notes on December 30, 1999 to WHY USA NA's three selling shareholders including David O. Thomas, a current Director of the Company.

The terms of the notes are as follows:

        Note 1: is in the principal amount of $850,000 with an interest rate of 8.75%. It is due and payable on December 31, 2000 and requires interest only monthly payments of $6,197.92 until such date. The note is secured with a mortgage on real property owned by Riesterer and is guaranteed by Northwest Financial Group, Inc., a company in which Riesterer is the sole shareholder but which is unaffiliated with the Company and its subsidiaries. As an incentive to enter into the Note, Riesterer gave 850,000 shares of his stock in the Company to the lenders. Thomas/Larson/Gluck also agreed that the principal would be forgiven if at any time during the one year following the date of the Note the bid price of the Company's common stock in the over-the-counter market averages $1.00 for a 4 week period and a buyer is available for the shares. There is no public market for the Company's common stock at this date. Riesterer is current in his obligations under the Note.

    Note 2: is in the principal amount of $500,000 and bears an interest rate of 8.75%. Payments are interest only and are $3,645.83 per month. The principal is due on December 31, 2000. The note is secured by 1,000,000 of Riesterer's shares of the Company which are currently escrowed for this purpose and may be sold by lenders if Riesterer defaults under the Note. Riesterer is current with his obligations under this Note.

Ownership of WHY USA Franchises by David O. Thomas
--------------------------------------------------

    David O. Thomas is the owner of Mid America Realty; Mid America Realty is party to some of the agreements through which the rights to the WHY USA System were initially acquired. Mid America is an independently owned and operated franchise. Dave Thomas owns a total of three (3) WHY USA franchises in Wisconsin. The three franchises generated less than 1% of total revenues from transaction fees received by the Company in 1999 and less than 2% in 1998.

Compensation to Officers and Directors.
--------------------------------------

    The Company has agreed to compensate David O. Thomas and Donald Riesterer who are officers and/or directors of the Company and its subsidiaries $7,500 or 76% of the initial franchise fees for any franchise sold by them; the Company, therefore, will compensate these individuals at a higher rate for franchise sales then other sales representatives. Although the possibility exists that these gentlemen could earn substantial compensation related to such sales activities, they would need to sell more than eight (8) franchises a year to earn $60,000 in franchise sales commissions; these individuals have sold no franchises in 1999 and received no franchise commissions during 1999. The Company also pays a monthly salary of $500 each to both Leslie Pearson and Greg Miller. Miller and Pearson also provided legal services to the Company in 1999 for which they were compensated. These individuals will also likely provide legal services for the Company or its subsidiaries in the future for which they will be compensated at a rate that is standard for the type of legal services performed.

Rents and Subleases
-------------------

    The Company subleases its office space in Menomonie from a former director of WHY USA NA, Douglas Larson. Douglas Larson resigned as a director of WHY USA NA on December 30, 1999. The Company rents office space from Donald Riesterer for both the Company's office in Bloomington and a satellite telemarketing office in Sebeka. The Company accrued its rental payments to Donald Riesterer during its first two quarters; however, the same were paid in full during its third fiscal quarter.

Affiliation of Northwest Financial Group, Inc. with NWF and the Company
-----------------------------------------------------------------------

    Both Northwest Financial Group Inc. and NWF were founded by Donald Riesterer who was also each corporation's sole shareholder. Up until the acquisition of NWF on December 31, 1999, both entities were in the business of loan origination; and, in fact, Northwest Financial Group Inc. was responsible for payroll for both entities which has been repaid by NWF. The business affiliation of the two entities ceased on April 1,2000 when Northwest Financial Group, Inc., changed its business purpose to real estate holding. Donald Riesterer remains Northwest Financial Group, Inc.'s sole shareholder, and Northwest Financial Group, Inc. is still considered an affiliate of the Company.

Transactions with Promoters
----------------------------

    None.

ITEM 8.   DESCRIPTION OF SECURITIES

Authorized Capital
------------------

    The authorized capital stock of the Company consists of 350,000,000 shares of stock: 300,000,000 shares of common stock, par value $0.001 and 50,000,000 shares of preferred stock, no par value.

Common Stock
------------

    The authorized common stock of the Company consists of 300,000,000 shares of Common Stock, $0.001 par value per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings of shareholders.

Preferred Stock
---------------

    The Company also has 50,000,000 Preferred Shares authorized, no par value, and with no voting power. There are no preferred shares outstanding. As of the date hereof, the Company has not designated a class or series of preferred shares.

Non-Cumulative Voting
----------------------

    The holders of shares of Common Stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. The Board of Directors holds approximately 44% of the issued and outstanding shares of the Company.

Provisions Regarding Changes in Control

    None.

                                   PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

    The Company has no public market for its common stock. The Company intends to apply for a listing on the National Association of Securities Dealers ("NASD") Over-the-Counter Bulletin Board ("OTCBB"). Under current NASD rules, an issuer cannot maintain or apply for a listing unless it is current in its reporting obligations under Sections 13 or 15(d) of the Securities and Exchange Act of 1934 (the "1934 Act"). The filing of this registration statement will trigger reporting obligations for the Company under the 1934 Act sixty (60) days from the filing date. Once the Company clears SEC comments it will be entitled to make application to the OTCBB.

Holders

    At April 30, 2000, the Company had approximately 859 shareholders.

Dividends

    The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid or declared any dividends to date due to its present financial status. The Company does not anticipate paying dividends on its Common Stock in the foreseeable future but plans to retain earnings, if any, for the operation and expansion of its business.

Shares Subject to Rule 144

      Of the 32,900,460 common shares of the Company's common stock issued and outstanding as of the current date, 779,480 are owned by public investors and 32,120,980 shares are restricted. Of these restricted shares, 13,866,000 shares are held by officers, directors and affiliates of the Company.

    All of the currently issued and outstanding restricted shares were issued in reliance on the "private placement" exemption of Section 4(2) of the Securities Act of 1933, as amended, or the exemption provided for under Rule 506 of Regulation D. If a market for the Company's common shares were to develop, such "restricted" shares would not be available for sale in the open market without registration, except in reliance upon Rule 144 under the Act or some other applicable exemption. In general, under Rule 144, a person or persons whose shares are aggregated, who beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the 1933 Act, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale provided current public information is then available.

    Of the restricted shares owned by officer/directors/affiliates equaling

13,866,000 shares, none have been beneficially owned for more than one year. The officer/director/affiliate shares will be eligible for resale under the provisions of Rule 144 applicable to affiliate transactions beginning with 6,000,000 shares on December 31, 2000 with the balance being beneficially owned for a year at the end of January 2001. The remaining restricted shares are held by non-affiliates and equals 18,254,980 shares, which includes the 1,500,000 shares issued at the close of the Company's recent private placement offering. 15,504,980 shares are available for immediate resale in accordance with Rule 144 provisions applicable to non-affiliate transactions, provided a public market exists; 1,250,000 of these non-affiliate restricted shares are eligible for resale on January 24, 2001; the balance of the non-affiliate restricted shares, the 1,500,000 shares issued in the private placement, will be available for resale under Rule 144 on varying dates beginning on January 25, 2001 through August 31, 2001.

     The Company has an additional 1,500,000 shares of common stock reserved for issuance to warrant holders upon exercise of warrants.

ITEM 2.     LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party to a proceeding adverse to the Company nor do any of the foregoing individuals have a material interest in a proceeding adverse to the Company.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Subsequent to the change of control of the Company, the Company's Board of Directors recommended that the public company's independent public accountant, Randy Simpson CPA PC, continue to audit the Company's financial statements; the Board also recommended Randy Simpson CPA PC become the independent public accountant for the subsidiaries. Prior to that date, NWF did not have a certifying accountant and WHY USA NA utilized the services of Kubick and Warren. For these reasons, in January 2000, the Company's subsidiary, WHY USA NA dismissed Kubick & Warren as their independent public accountants. Kubick & Warren's report WHY USA NA's financial statements dated January 22, 1999, did not contain an adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was recommended and approved by the Board of Directors of the Company. There were no disagreements with the former WHY USA NA accountants on matters of accounting principles, or practices, financial disclosure or auditing scope.

     The Company retained Randy Simpson, C.P.A.,P.C. as the certified public accountant for WHY USA NA on February 1, 2000.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

      The Company has issued the following unregistered common shares in the past three years.

Year April  1997 - April  1998
------------------------------


    On June 30, 1997, the Company issued 1,982,000 at par value to Castlewood Corporation for general administrative services performed. Castlewood performed such services to the Company since 1987. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933 as amended as a "transaction not involving a public offering." These shares were issued at par value or $1,982.

Year April 1998 - April  1999
-----------------------------

    On June 30, 1998, 1,492,000 shares of common stock to Castlewood Corporation for services at par value. The shares were issued pursuant to
Section 4(2) of the Securities Act of 1933 as amended as a "transaction not involving a public offering." The shares were issued at par value or $1,492.

Year April 1999 - October 30, 2000
----------------------------------

    On June 30, 1999, the Company issued 1,642,000 shares of the Company to Castlewood Corporation for services rendered at par value. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933 as amended as a "transaction not involving a public offering." The shares were issued at par value or $1,642.

    On December 16, 1999, the Company issued 10,000,000 shares of its common stock to Northwest Financial, Ltd. in exchange for all the issued and outstanding shares of NWF (100,000 shares at the closing of the transaction on December 31, 1999). The shares were issued pursuant to Section 4(2) of the Securities Act of 1933 as amended as a "transaction not involving a public offering." The shares were beneficially owned by NWF's sole shareholder, Donald Riesterer, and NWF transferred the shares to him in January of 2000. The shares were valued at the fair market value of the NWF exchanged shares or $2,081,814 (based on $2,000,000 net paid for the stock of WHY USA NA and the net assets of NWF of $81,814). Riesterer distributed 4,000,000 of the 10,000,000 shares to six (6) parties: three of the parties are current officers and directors of the Company, Greg Miller, Leslie Pearson, and Lisa Gunberg; two are business associates of Mr. Riesterer, and the third party is comprised of three individuals who were the selling shareholders of WHY USA NA. The individuals, one of whom is a director of the Company, each beneficially own one-third of 850,000 shares in their combined record name. Riesterer also relied upon Section 4(2) in his transfer of the 4,000,000 shares.

    On August 31, 2000, the Company closed its private placement offering which commenced in January of 2000, with 1,500,000 Units subscribed for (and $1,500,000 in proceeds); the shares and warrants have been issued. The offering was scheduled to close on March 31, 2000 but was extended by the Board of Directors to August 31. The Company relied on the exemption from registration provided under Section 3(b) Regulation D, Rule 506 in the offer and sale of the Units in the private placement. The Company believes it was entitled to rely on the Regulation D Rule 506 exemption because it did not publicly solicit investors who were largely individuals or entities with a business or personal association with management. The Company believes that the investors: (1) had access to and have been provided with information regarding the Company as set forth in a private placement offering memorandum;
(2) are aware that the securities are not being registered under US securities laws; (3) acquired the securities for his/her own account for investment purposes only; (4) understand that the securities may need to be held indefinitely unless registered or unless an exemption from registration applies to a proposed disposition; (5) are "accredited" and/or "sophisticated" having sufficient knowledge of Company and sufficient investment experience to make investment decisions, and (6) are aware that no public market exists for the Company's securities. The Company is paid no commissions for sales of the

Units. The Units were purchased by a total of 54 investors of which 52 were "accredited" and two (2) were considered "sophisticated."

ITEM  5.     INDEMNIFICATION OF OFFICERS AND DIRECTORS

    The only statutes, charter provisions, by-laws, contracts or other arrangements under which any controlling person, director or officer of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such, are as follows:

      Sections 78.037, 78.751 and 78.752 of the Nevada Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

     78.037.  Articles of incorporation:  Optional provisions.

       The articles of incorporation may also contain:

     1. A provision eliminating or limiting the personal liability of a director officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:

          (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

          (b)   The payment of distributions in violation of NRS 78.300.

     2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

    78.751. Indemnification of officers, directors, employees and agents; advancement of expenses.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which is reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

      2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

           a.     By the stockholders;

           b. By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

           c. If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
           d. If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

      5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          a. Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

            b. Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

    78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

     1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

            a.    The creation of a trust fund.

            b.    The establishment of a program of self-insurance.

            c. The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

            d. The establishment of a letter of credit, guaranty or surety. No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

      3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

      4.      In the absence of fraud:

          a. The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

          b.     The insurance or other financial arrangement:

                 (1)     Is not void or voidable; and
                 (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

      The Company's Articles of Incorporation have no specific indemnification provisions.

      Article IV, Section 11 of the Company's newly adopted Bylaws provide indemnification as follows: that the Corporation shall indemnify each of its Directors and Officers (and secure appropriate liability insurance) whether or not the in office (and his/her executor, administrator and heirs), against all reasonable expenses actually and necessarily incurred by him/her in connection with the defense of any litigation to which he/she is or was a director or officer of the Corporation. He/she shall have no right to reimbursement, however, in relation to matters as to which he/she has been adjudged liable to the Corporation for negligence or misconduct in the performance of his/her duties. The right to indemnity for expenses shall also apply to the expenses of suites that are compromised or settled if the court having jurisdiction of the matter shall approve such settlement. This right of indemnification is in addition to and not exclusive of all other rights to which such director or officer may be entitled. The Company has not yet secured liability insurance.


                                   PART F/S

   The following financial statements are provided:


      * The consolidated audited financial statements for WHY USA Financial Group, Inc. for its years ended December 31, 1999 and 1998

      * The audited financial statements for WHY USA North America, Inc. for its years ended December 31, 1999 and 1998

                           Randy Simpson CPA, P.C.
                          11775 South Nicklaus Road
                              Sandy, Utah 84092
                          Fax & Phone (801) 572-3009

Board of Directors and Stockholders
WHY USA Financial Group, Inc.
Minneapolis, Minnesota

                         INDEPENDENT AUDITORS' REPORT

I have audited the accompanying consolidated balance sheet of WHY USA Financial Group, Inc., (a Nevada Corporation), as of December 31, 1999, and the related consolidated statements of income and retained earnings and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provides a reasonable basis for my opinion.

In my opinion, based on my audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WHY USA Financial Group, Inc. as of December 31, 1999, and the results of its consolidated operations and cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

/s/ Randy Simpson CPA PC

Randy Simpson CPA, P.C.
A Professional Corporation

April 5, 2000
Salt Lake City, Utah

                       WHY USA FINANCIAL GROUP, INC.
                          Consolidated Balance Sheet
                                                               December 31,
                                                                  1999
                                                               -------------
                                    Assets
Current Assets:
   Cash                                                        $          -
   Accounts receivable                                               32,407
   Notes receivable                                                   3,210
                                                               -------------
      Total Current Assets                                           35,617
                                                               -------------
Fixed Assets:
   Furniture and equipment                                           14,572
   Accumulated depreciation                                          (4,863)
                                                               -------------
      Net Fixed Assets                                                9,709
                                                               -------------
Other Assets:
   Franchise acquisition costs                                    1,994,589
   Amortization of franchise costs                                        -
                                                               -------------
      Net Franchise Acquisition Cost                              1,994,589

   Patent application                                                 5,000
   Advances to a former officer                                      70,619
                                                               -------------
          Total Assets                                         $  2,115,534
                                                               =============

                     Liabilities and Shareholders' Equity

Current Liabilities:
   Accounts Payable                                            $        200
   Deferred revenue on future conference                              5,729
   Due to Northwest Financial Group, Inc.                            18,391
   Loan from officer/shareholder                                     26,400
                                                               -------------
          Total Current Liabilities                                  50,720
                                                               -------------

   Deferred Income Taxes Payable                                      3,000

Shareholders' Equity
   Preferred stock: no par value, authorized 50,000,000,
    no shares issued and outstanding                                      -
   Common stock: $.001 par value, authorized 250,000,000,
    31,400,460 issued and outstanding as of December 31, 1999        31,400
   Additional paid-in capital                                     2,022,698
   Retained earnings                                                  7,716
                                                               -------------
          Total Shareholders' Equity                              2,061,814
                                                               -------------

                Total Liabilities and Shareholders' Equity     $  2,115,534
                                                               =============
See accompanying notes to consolidated financial statements

                        WHY USA FINANCIAL GROUP, INC.
                        CONSOLIDATED INCOME STATEMENTS

                                                               From Inception
                                                 Year Ended    (June 15,1998)
                                                 December 31,  through
                                                 1999          Dec. 31,1998
                                                 ------------- -------------
Revenue:
   Mortgage loan originations                    $    546,200  $          -
   Franchise fees - real estate                             -             -
                                                 ------------- -------------
      Total Revenue                                   546,200             -
                                                 ------------- -------------
Expenses:
   General & Administrative                           125,234             -
   Mortgage loan origination fees                     399,230             -
   Marketing costs and travel                          17,511             -
   Interest expense                                     3,334             -
   Depreciation                                         1,947             -
                                                 ------------- -------------
      Total Expenses                                  547,256             -
                                                 ------------- -------------
Loss from continuing operations                        (1,056)            -

Income from discontinued operations                     9,372             -
 (net of income taxes of $2,400)

Income taxes - continuing operations                     (600)            -
                                                 ------------- -------------
       Net Income                                       7,716             -

Retained Earnings, beginning of period                      -             -
                                                 ------------- -------------
Retained Earnings, end of period                 $      7,716  $          -
                                                 ============= =============

Weighted average shares outstanding                10,058,630    10,000,000
                                                 ============= =============
Net loss per share, continuing operations
 (basic and diluted)                             $          -  $          -
                                                 ============= =============
Net income per share, discontinued operations
 (basic and diluted)                             $          -   $         -
                                                 ============= =============
Net income per common share
 (basic and diluted)                             $          -   $         -
                                                 ============= =============

The Company has no dilutive common stock equivalents outstanding at December 31, 1999. The Company has 31,400,460 outstanding at December 31, 1999 and the earnings per share if calculated based upon this number would result in no significant income per share on a continuing, discontinued or total basis.
The above weighted average shares outstanding is based upon the prior privately held stock outstanding of Northwest Financial Ltd.

              See accompanying notes to the Financial Statements

                        WHY USA FINANCIAL GROUP, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               From inception
                                                  Year Ended   (June 15 1998)
                                                 December 31,  Through
                                                      1999     Dec. 31,1998
                                                 ------------- -------------
Cash Flows from Operating Activities:
 Net Income                                      $      7,716  $          -
 Adjustments to reconcile net income to
  net cash flow                                             -             -
    Provision for depreciation and amortization         1,947             -
    Deferred tax provision                              3,000             -
                                                 ------------- -------------
 Increase in Cash Flow from Operating Activities       12,663             -
                                                 ------------- -------------
Changes in Operating Assets and Liabilities:
 Increase in accounts payable                             200             -
                                                 ------------- -------------
 Total Change to Operating Assets and Liabilities         200             -
                                                 ------------- -------------
            Net Cash from Operations                   12,863             -
                                                 ------------- -------------
Cash Flows Used in Investing Activities:
 Patent application                                    (5,000)            -
 Capital expenditures - computers                      (6,009)       (3,724)
                                                 ------------- -------------
            Net Cash Used in Investing Activities     (11,009)       (3,724)
                                                 ------------- -------------
Cash Flows (Used in) Provided by Financing
Activities:
 Advances from Northwest Financial Group, Inc.         18,391             -
 Capital contributed by shareholders                    6,598        47,500
 Advances to officers and ex-officers                 (49,573)      (21,046)
                                                 ------------- -------------
            Net Cash (Used in) Provided by
            Financing Activities                      (24,584)       26,454
                                                 ------------- -------------
Net Increase (Decrease) in Cash and
 Cash Equivalents                                     (22,730)       22,730

Cash and Cash Equivalents at Beginning of Period       22,730             -
                                                 ------------- -------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD       $          -  $     22,730
                                                 ============= =============
Supplemental Non-Cash Activities
 Contribution of WHY USA North America, Inc.
  assets by Don Riesterer to Why USA Financial
  Group, Inc. at cost of $2,026,400 net of a
  Promissory loan to Mr. Riesterer of $ 26,400   $  2,000,000  $          -
                                                 ============= =============
Supplemental Cash Flow Information
 Cash Paid During the Year for:
   Interest Expense                              $     3,334   $          -
                                                 ============= =============
   Income Taxes                                  $         -   $          -
                                                 ============= =============


         See accompanying notes to consolidated financial statements.

                        WHY USA FINANCIAL GROUP, INC.
          Consolidated Statement of Changes in Stockholders Equity
           From Inception (June 15, 1998) through December 31, 1999


                     Common        Common
                     Stock         Stock   Paid-In      Retained  Total
                     Shares        Amount  Capital      Earnings  Equity
                     ------------- ------- ------------ --------  ------------
Incorporated
June 15, 1998                   -  $    -  $         -  $     -   $         -

Funded November 1998   10,000,000   10,000      37,500        -        47,500
                     ------------- ------- ------------ --------  ------------
Balances at
December 31, 1998      10,000,000   10,000      37,500        -        47,500

Additional Capital
Contributions                   -       -        6,598        -         6,598

Capital Contribution
of Why USA N.A. Inc.
Common stock and
assets                          -       -    2,000,000        -     2,000,000

Recapitalization and
reorganization of
private company into
public entity         21,400,460    21,400     (21,400)       -             -

Net income for
year ended
December 31, 1999               -       -            -    7,716         7,716
                     ------------- ------- ------------ --------  ------------
Balances at
 December 31, 1999     31,400,460  $31,400 $ 2,022,698  $ 7,716   $ 2,061,814
                     ============= ======= ============ ========  ============




         See accompanying notes to consolidated financial statements

                        WHY USA FINANCIAL GROUP, INC.

                        NOTES TO FINANCIAL STATEMENTS

1. COMBINATION ACCOUNTING AND HISTORY:

The financial statement of WHY USA Financial Group, Inc. ("the Company") are reflected in the accompanying financial statements as a recapitalization between a private company, Northwest Financial, Ltd., a Minnesota corporation ("NWF") and Triam, Inc., a Nevada public shell corporation. On December 31, 1999, Triam, Inc. issued 10,000,000 shares to acquire 100% (100,000) of the shares of NWF. The shareholders of Triam, Inc. retained over 50% control of the Company; however, the officers and directors of NWF became the officers and directors of the Company. In connection with the acquisition the name of the Company was changed to WHY USA Financial Group from Triam, Inc. (the "Company"). There were no net monetary assets of Triam, Inc., therefore the financial statements of the Company reflect only the operations, assets and liabilities of NWF on a historical basis. No goodwill or other intangible assets were recorded as a result of the merger with Triam, Inc. The stockholders' equity of the Company reflect the equity of NWF with an adjustment to paid in capital to reflect the outstanding shares of Triam, Inc. as the surviving stockholders' equity outstanding.

NWF acquired WHY USA NA on December 30, 1999, via its contribution to NWF by Mr. Don Riesterer who was the sole shareholder of NWF both before and after the contribution of WHY USA NA. The contribution of WHY USA NA to NWF has been accounted for as a purchase. The consolidated balance sheet of the Company includes the assets and liabilities of WHY USA NA at their fair market values at December 30, 1999, which are identical to the historical cost basis to WHY
USA NA or Donald Riesterer.   There were no operations of WHY USA NA on
December 31, 1999, therefore the consolidated income statements and cash flows do not reflect any activity associated with the operations of WHY USA NA. The contribution of WHY USA NA to NWF has been accounted for as follows:

     WHY USA Assets and Liabilities - at fair market value
     -----------------------------------------------------

      Fair market value assets                 $    37,540
      Less: fair market value liabilities           (5,729)
      Value assigned to franchise                1,994,589
                                               ------------

      Total Contribution by Don Riesterer      $ 2,026,400
                                               ============

      Total Acquisition price to Don Riesterer $ 2,026,400
      Less: Note to Don Riesterer                  (26,400)
                                               ------------

      Net Contribution by Don Riesterer        $ 2,000,000
                                               ============

History of Triam, Inc.
----------------------

Triam, Inc. was incorporated as Black Butte Petroleum, Ltd. on September 10,1980 as a Utah corporation. The Company's incorporators received 4,500,000 shares for cash of $7,500. The Company conducted an intrastate offering of its common stock in November, 1980, selling 15,000,000 shares of its common stock for gross proceeds of $150,000 to the Company. On March 23,1983, the Company entered into a plan of reorganization with Triam, Ltd., a Nevada Corporation, whereby Black Butte Petroleum Ltd. conveyed its assets to Triam, Ltd. in exchange for shares of Triam, Ltd. Black Butte Petroleum was dissolved in the reorganization and Triam, Ltd. became the survivor entity, and the domicile of the Company became Nevada. The original Black Butte shareholders received 19,500,000 shares of Triam, Ltd. in connection with reorganization.

History of Northwest Financial Ltd. (NWF)
-----------------------------------------

NWF was organized in 1998, however, it did not commence operations until 1999. NWF originates mortgage loans, principally for residential housing, in the Minnesota and Wisconsin area, for which it receives service release and or other origination fees. Typically, NWF processes the loan application, underwrites, and sells the loan to a third party who usually funds the loan directly to the borrower. NWF generally pays for the credit report, appraisal of the property, and processing and underwriting of the loan. NWF does not service its loans, and in the majority of cases may not be responsible for the underwriting or funding of the loan. NWF has applied for a provisional patent for its packaging process of combining its mortgage underwriting process, with real estate brokerage operations, appraisals, and insurance brokering, as it relates the process of a home buyer acquiring a residency. NWF acquired 100% of the operations and stock of WHY USA North America Inc. ("WHY USA NA) on December 30,1999.

History of WHY USA NA
---------------------

WHY USA NA is engaged in the business of selling franchises for the real estate brokerage businesses. NWF acquired the operations, stock, and assets of WHY USA via a contribution by its sole shareholder, who paid $2,026,400 for the acquisition. He funded the purchase via cash of $650,000 and two promissory notes, one for $850,000 and one for $500,000. The paid in capital of the Company reflects this $2,000,000 contribution.

The WHY USA real estate franchise was originally founded in Phoenix, Arizona in the late 1980's. Approximately 75 franchises were sold throughout the United States with a concentration in the Midwestern states of Minnesota, Wisconsin, Nebraska and Iowa. The franchise emphasizes a reduced commission structure if the individual listing their home participates in the sale of their property. There are currently 76 active brokers (65 at December 31, 1999) operating under the WHY USA franchise. WHY USA's three founding stockholders acquired the WHY USA franchise from the originator of the franchise in December 1996. The originator of the franchise had sold various components/territories of the franchise to other individuals. The founders have re-acquired various territories and other components of the franchise in 1997, 1998 and 1999 in an effort to consolidate the franchise into one entity. WHY USA now controls over 95% of the franchise revenues and territories.

NOTE 2 - ACCOUNTING POLICIES

Principles of Consolidation
----------------------------

Consolidated financial statements include the accounts of the Company and its wholly owned subsidiary NWF and its wholly owned subsidiary WHY USA NA. The financial statements of WHY USA NA are included under the purchase method of accounting and therefore do not include any operations in 1999 as they were not acquired until the end of 1999. All material intercompany accounts and transactions have been eliminated.

Accounting Method
-----------------

The Company's financial statements are prepared using the accrual method of accounting.

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include accruals for estimated receivables on real estate transaction fees, depreciation, and amortization of franchise costs. The economic life and value of its franchise costs may be impacted by renewal rates, name recognition, and the real estate/residential loan market in general.

Cash Equivalents
-----------------

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash or cash equivalents as of December 31, 1999.

Accounts and Notes Receivable,  Allowances and Fair Market Value
----------------------------------------------------------------

In accordance with Financial Accounting Statement No. 107, the Company's receivables and notes represent credit risks associated with real estate transactions originating with its franchisees. The Company extends credit as a result of its franchise agreements with its franchisees. The franchisee's ability to repay is generally predicated upon their ability to earn income from their real estate transactions. Franchisees are generally paid a commission on real estate transactions and must then remit a portion of that income to the Company. The Company is subject to a geographic concentration of risk in the Midwestern states. The Company has no allowance for doubtful accounts at December 31, 1999 as the Company realized all of its receivables outstanding by collection during the year 2000. The recorded amounts of cash, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these items.

Property, Plant and Equipment Capitalization Policies
------------------------------------------------------

The Company depreciates its computers and office equipment under accelerated methods over five years.

Property and equipment is stated on the basis of cost. Maintenance and repairs are charged to expense. Renewals and betterments, which substantially extend the useful life of property, are capitalized. Accumulated allowances for depreciation of furniture, equipment, and leasehold improvements retired, or otherwise disposed of, are eliminated from the accounts on disposition. Profits and losses resulting from such disposition are included in income.

Depreciation is computed using the accelerated method over the estimated useful lives of the assets (five to seven years).

Franchise Amortization and Impairment of Long Term Assets
----------------------------------------------------------

The franchise acquisition fee of $1,994,589 will be amortized over 12 years under the straight-line method starting in the year 2000. The economic value of the franchise costs is a function of the present value of the income streams to be earned from franchise fees. The economic value will be impacted by renewal rates, levels of future real estate sales, and the economic stability of the franchisees. The Company will reflect an impairment to the good will should the future cash flows (undiscounted and without interest charges) be less than the net carrying value of the Company's good will. Once the Company reflects an impairment, the Company will measure any future impairments based upon the present value of estimated cash flows utilizing a discount rate commensurate with the risks involved. The value at December 31, 1999 is based upon a third party transaction on this date of this amount and is therefore the fair market value of this asset.

Deferred Revenues and Liability
--------------------------------

The company holds an annual conference for its franchisees in January of 2000. Expenses and revenues related to the conference are deferred and realized at the time the conference is held.

Long Term Obligations - FASB 47 and 129
---------------------------------------

The Company is not currently obligated in the form of any take or pay or through put contracts. The Company is not obligated under any contract or other financial arrangement for the repayment of the notes totaling $1,350,000 in the name of Donald Riesterer, the Company's CEO, which secured the acquisition of WHY USA NA. Mr. Riesterer's personal stockholdings in the Company and his commercial property holdings secure the performance under the Notes. The Company has been assured by its CEO that it will not utilize the assets of the Company in any form to liquidate, collateralize or otherwise assist in the repayment of these obligations.

Franchise Revenue Recognition
-----------------------------

In accordance with Financial Accounting Standard no. 45, the Company defers the recognition of new franchise sales until the commencement of operations by the new franchisee. The new franchisee opens his real estate sales office in his "protected" territory and receives training and marketing support, real estate documents and other sales aids from the Company. These activities generally occur within the time frame of one month. All costs, services and conditions related to new franchise sales have been incurred or performed prior to the recognition of income from new franchise sales.

The Company has not sold any area franchises or multiple location franchises. The franchise agreement does not include or provide for any tangible or real property (ie. signs, equipment, inventory, buildings or real estate). The Company has not purchased or operated any of its franchisees operations nor has it repossessed any of its previously operated franchises.

The Company recognizes franchise fees on real estate transactions at the date the real estate transaction is closed by the franchisee. The franchisee incurs a liability to the Company at this time and the Company records a receivable.

Derivative Instruments
----------------------

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

At December 31, 1999 the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Stock Based Employee Compensation.
---------------------------------

The Company has not yet implemented any stock purchase plans, common stock options, restricted stock grants or issuances or stock appreciation rights. The Company intends to utilize the fair value based method of accounting for employee options, or similar equity instruments in the future

Earnings Per Share- FASB 128
----------------------------

The Company does not have any common stock equivalents of a dilutive nature at Dec. 31, 1999. The basic and diluted earnings per share are the same. The Company's capital structure was modified via the merger with Triam, Inc. on December 31, 1999 thereby increasing the total outstanding shares from 10,000,000 to 31,400,460 on December 31, 1999. The weighted average outstanding shares was 10,058,630 for 1999 and 10,000,000 for 1998 which represents the private company's (NWF's) portion of the capitalization of the public shell.

NOTE 3 - INCOME TAXES

The Company accounts for its income taxes under financial accounting standard
109. The Company has expensed for tax purposes under Section 179 fixed assets which is capitalized for book purposes and depreciated. The Company has recorded a deferred tax liability of $3,000 at December 31, 1999 of which $2,400 has been allocated to discontinued operations.

NOTE 4 - LIABILITIES AND CONTINGENT LIABILITIES

Long-term debt
--------------

NWF issued a promissory note to Don Riesterer for $26,400 in connection with this contribution of WHY USA to Northwest. The note bears interest at 8% and was repaid in early 2000.

Deferred Revenues
-----------------

The Company had $5,729 in fees at December 31, 1999 from its franchise members in excess of expenses paid out for the Company's annual conference which was held in January of 2000. The Company deferred and realized this income at the time the conference was held.

NOTE 5 - DISCONTINUED OPERATIONS

NWF owned and operated an office building in Minnesota during 1999. The building's ownership was transferred out of NWF just prior to its acquisition by the Company. The rental operations have been accounted for as a discontinued operation. The results of the rental activities for 1999 are summarized as follows: (Note: NWF was not active until 1999.)

Rental income                             $   76,132
Rental expenses                               43,924
Interest expenses                             13,630
Depreciation expenses                          6,806
                                          -----------
 Total expenses                               64,360

Net income from discontinued operations       11,772

Income tax attributable to
 discontinued operations                       2,400
                                          -----------
  Net income - discontinued operations    $    9,372
                                          ===========

NOTE 6 -RELATED PARTY TRANSACTIONS

NWF rented its office from an affiliated entity, Northwest Financial Group, Inc. (NFG). Rent was charged at $2,000 per month, for a total rent expense of $22,000. Rent expense was calculated at the same rate per square foot as other tenants in the building. NWF shared employees with NFG. The entire payroll of NWF was paid by NFG, and then reimbursed by NWF based upon utilization of employees by entity. NWF's operations include all of the mortgage loan originations generated by its Woodlake office. NWF and NFG competed for similar customers and business. The revenue was allocated between the companies based upon the employee who generated the business. The discontinued rental operations were transferred to Mr. Riesterer, who was the sole shareholder of both NWF and NFG prior to NWF's acquisition by the Company.
NWF also paid $3,334 in interest to relatives of Mr. Riesterer for temporary funds advanced to NWF during 1999. Interest was paid at 8%.

NWF has advanced $70,619 to a former officer of NWF. These advances are non-interest bearing and will be repaid via future services of the ex-officer. In the first quarter of 2000, an affiliated entity of Don Riesterer assumed this liability to the former officer.

NOTE 7 -  THE ACQUISITION OF WHY USA NORTH AMERICA INC. - UNAUDITED

The Company acquired WHY USA NA on December 30, 1999. The Company issued 10,000,000 common shares for all of the issued and outstanding stock of NFW which included all of the assets of WHY USA NA. WHY USA NA was actually purchased by Don Riesterer who then contributed it to the NWF. Total purchase price of WHY USA NA was $2,064,400 less a promissory note given to Don Riesterer for $26,400 for a non-capital contribution of $2,000,000 to the Company by Don Riesterer, which is the amount paid by Mr. Riesterer. The acquisition has been accounted for using the purchase method of accounting.

     The acquisition values were assigned as follows:

            Accounts and notes receivable             $    35,617
            Net value of equipment                          1,923
            Liabilities accrued                            (5,729)
            Value assigned to franchise                 1,994,589
                                                      ------------

                                                      $ 2,026,400
                                                      ============

     The franchise acquisition cost will be amortized over 12 years under the straight line method which is the longest duration a franchise agreement can be currently renewed under the franchise licensing agreement.

      The following pro formas have been prepared assuming the purchase occurred at the beginning of the period or on January 1, 1999. The financial information for the year ended December 31, 1999 has been used because it represents the results of operations of WHY USA NA prior to its acquisition on December 31, 1999. WHY USA NA did not conduct operations on December 31, 1999.

                                           (Unaudited)
                                    YEAR ENDED DECEMBER 31, 1999
                            ----------------------------------------------
                            WHY USA
                            FINANCIAL                             PRO FORMA
                            GROUP INC.   WHY USA NA  ADJUSTMENTS  COMBINED
                            ------------ ----------- ------------ ------------
Revenues                    $   546,200  $  378,635  $       -    $   924,835

Net income                  $     7,716  $  (16,611) $ (56,815)*  $   (65,710)

(Loss) per share            $         -  $        -  $       -    $     (.004)

* The adjustments consists of an increase in amortization expense of franchise costs to $166,216 from $108,800 for an increase of $57,415 for WHY USA NA; this is due to the increase in franchise value to $1,994,589 from $1,305,518. The loss due to the increase in franchise expense creates an income tax benefit of $680. The net adjustment is an increase in expense of $56,815 which is reflected in the adjustments column and in the pro forma combined column.

                           Randy Simpson CPA, P.C.
                          11775 South Nicklaus Road
                              Sandy, Utah 84092
                          Fax & Phone (801) 572-3009

Board of Directors and Stockholders
WHY USA North America, Inc.
Minneapolis, Minnesota

                         INDEPENDENT AUDITORS' REPORT

I have audited the accompanying balance sheet of WHY USA North America, Inc., (a Wisconsin Corporation), as of December 31, 1999, and the related statements of income and accumulated deficit and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provides a reasonable basis for my opinion.

In my opinion, based on my audit, the financial statements referred to above present fairly, in all material respects, the financial position of WHY USA North America, Inc. as of December 31, 1999, and the results of its operations and cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

/s/ Randy Simpson CPA

Randy Simpson CPA, P.C.
A Professional Corporation
April 5, 2000

Sandy, Utah

                         WHY USA NORTH AMERICA, INC.
                                Balance Sheet


                                    Assets
                                                                December 31,
                                                                    1999
                                                               -------------
Current Assets:
  Cash                                                         $          -
  Accounts Receivable                                                32,407
  Notes Receivable                                                    3,210
                                                               -------------
               Total Current Assets                                  35,617
                                                               -------------
Fixed Assets
  Furniture and Equipment                                             4,839
  Accumulated Depreciation                                           (2,916)
                                                               -------------
               Net Fixed Assets                                       1,923
                                                               -------------
Other Assets:
  Franchise Acquisition Costs                                     1,305,518
  Amortization of Franchise Costs                                  (207,125)
                                                               -------------
               Net Franchise Acquisition Cost                     1,098,393

  Deferred income tax benefit                                         1,000
                                                               -------------

               Total Assets                                    $  1,136,933
                                                               =============

                     Liabilities and Shareholders' Equity

Current Liabilities:
  Deferred Revenue on Future Conference                        $      5,729
                                                               -------------
               Total Current Liabilities                              5,729
                                                               -------------
Shareholders' Equity
  Common Stock,- No Par Value; 9,000 Shares Authorized;
    3,000 Shares Issued and Outstanding                                   -
  Additional Paid in Capital                                      1,147,815
  Accumulated Deficit                                               (16,611)
                                                               -------------
               Total Shareholders' Equity                         1,131,204
                                                               -------------

  Total Liabilities and Shareholders' Equity                   $  1,136,933
                                                               =============





               See accompanying notes to financial statements.

                         WHY USA NORTH AMERICA, INC.
                 STATEMENT OF INCOME AND ACCUMULATED DEFICIT

                                                    Year Ended    Year Ended
                                                    December 31,  December 31,
                                                       1999          1998
                                                    ------------- ------------
Revenue:
  Franchise Fees on Transactions                    $    365,014  $   288,898
  New Franchise Sales                                     11,805       24,075
  Interest Income                                          1,816          737
                                                    -------------  ----------
                      Total Revenue                      378,635      313,710
                                                    ------------- ------------
Expenses:
  Commission on Franchise Fees                            39,021       19,119
  Uncollectible Franchise fees                                 -       16,314
  Advertising and Recruiting                              29,150       38,401
  Marketing Costs and Travel                              13,607       35,545
  Professional Fees and Licenses                          21,933       43,212
  Office and Administrative                               29,385       19,256
  Personnel Costs                                        101,605       30,893
  Interest Expense                                        50,464       49,232
  Depreciation                                             1,281        1,218
  Amortization Franchise Acquisition Cost                108,800       72,225
                                                    ------------- ------------
                      Total Expenses                     395,246      325,415
                                                    ------------- ------------

                      Loss  from Operations              (16,411)     (11,705)
                      Income Taxes - benefit                   -            -
                                                    ------------- ------------
                      Net Loss                           (16,611)     (11,705)

Accumulated deficit, Beginning of Period                       -            -

Net loss reclassified to paid-in capital upon
 termination of Sub-S election & prior partnership             -       11,705
                                                    ------------- ------------

Accumulated deficit, End of Period                  $    (16,611) $         -
                                                    ============= ============




See accompanying notes to financial statements.

                         WHY USA NORTH AMERICA, INC.
                           STATEMENT OF CASH FLOWS

                                                     Year Ended   Year Ended
                                                     December 31, December 31,
                                                     1999         1998
                                                     ------------ -----------
Cash Flows from Operating Activities:
 Net Loss                                            $   (16,611)     (11,705)
 Adjustments to Reconcile Net Income to Net Cash Flow
  Provision for Depreciation and Amortization            110,081       73,443
  Deferred Income Tax Benefit                             (1,000)           -
                                                     ------------ -----------
     Increase in cash flow from operating activities      92,470       61,738

Changes In Operating Assets and Liabilities:
 Decrease (Increase) in Accounts and Notes Receivable      9,115      (32,649)
 Increase (Decrease) in Accounts Payable                    (317)         317
 Increase (Decrease) in Accrued Payroll Liabilities       (2,141)       2,141
 Increase in Deferred Conference Revenues                  5,729            -
                                                     ------------ -----------
     Total Change to Operating Assets and Liabilities     12,386      (30,191)
                                                     ------------ -----------
               Net Cash From Operating Activities        104,856       31,547
                                                     ------------ -----------
Cash Flows Used In Investing Activities:
 Capital Expenditures - Franchise Cost                    (5,000)    (675,000)
 Purchase of office equipment                                  -        2,755
                                                     ------------ -----------
               Net Cash Used In Investing Activities      (5,000)    (677,755)
                                                     ------------ ------------
Cash Flows Used in Financing Activities:
 Payment of debt Incurred in franchise acquisition
   - 1998 debt incurred                                 (300,000)     300,000
 Loans from affiliate - Quality Investments              260,000      202,500
 Additional capital contributed by shareholders
   partners pre 6/30/98                                        -      157,500
 Distribution of cash shareholders-reduces amount
   of debt assumed by shareholders                       (82,481)           -
 Income distributed to shareholders -sub s earnings      (16,956)           -
                                                     ------------ -----------
              Net Cash Used In Financing Activities     (139,437)     660,000
                                                     ------------ -----------
     Net Increase In Cash and Cash Equivalents           (39,581)      13,792

     Cash and Cash Equivalents at Beginning of Period     39,581       25,789
                                                     ------------ -----------

     CASH AND CASH EQUIVALENTS AT END OF PERIOD      $         -  $    39,581
                                                     ============ ===========
Supplemental Non cash Activities:

Conversion of long term debt into paid in capital in
 connection with sale to Mr. Riesterer on 12/31/99   $   847,500  $         -
                                                     ============ ===========
Supplemental Cash Flow Information:
 Cash Paid During the Year for:
   Interest Expense                                  $    50,464  $    49,232
                                                     ============ ===========
   Income Taxes                                      $     1,000  $         -
                                                     ============ ===========


 See accompanying notes to financial statements.

                         WHY USA NORTH AMERICA, INC.
           Statement of Partner's Capital and Stockholders' Equity
                From January 1, 1998 through December 31, 1999

                           Shares                    Sub-chapter S Additional                 Total
                           Common Stock Partnership  Stockholders' Paid-in      Accumulated  Stockholders'
                           No par       Capital      Equity        Capital      Deficit      Equity
                           ------------ ------------ ------------- ------------ ------------ ------------
Beginning Balances -
  January 1, 1998                    -  $   253,957  $          -  $         -  $         -  $   253,957

Partnership contributions
  from January 1, 1998
  through partnership
  termination on June 30,
  1998                               -      157,500             -            -            -      157,500

Net loss of partnership
  from January 1, 1998
  through June 30, 1998
  absorbed to partnership
  capital                            -      (18,065)            -            -            -      (18,065)

Conversion of partnership
  to a Sub-chapter S
  corporation in July 1,
  1998                           3,000     (393,392)      393,392            -            -            -

Net income of Sub-chapter
  S from July 1, 1998
  through December 31, 1998          -            -         6,360            -            -        6,360
                           ------------ ------------ ------------- ------------ ------------ ------------
Balance - December 31,1998       3,000            -       399,752            -            -      399,752

Distribution of Sub-chapter
  S earnings                         -            -       (16,956)           -            -      (16,956)

Termination of Sub-chapter
  S election (conversion to
  regular corporation tax
  treatment)                         -            -      (382,796)     382,796            -            -

Distribution of corporate
  assets - net of assumption
  of Quality Investment
  debt by shareholders               -            -             -      765,019            -      765,019

Net loss for year ended
  December 31, 1999                  -            -             -            -      (16,611)     (16,611)
                           ------------ ------------ ------------- ------------ ------------ ------------

Balance- December 31, 1999       3,000  $         -  $          -  $ 1,147,815  $   (16,611) $ 1,131,204
                           ============ ============ ============= ============ ============ ============

                  NOTES TO FINANCIAL STATEMENTS

1.  HISTORY AND NATURE OF OPERATIONS

History - The WHY USA real estate franchise was originally founded in Phoenix, Arizona in 1988. Approximately 75 franchises were sold throughout the United States with a concentration in the Midwestern states of Minnesota, Wisconsin, Nebraska and Iowa. The franchise emphasizes a reduced commission structure if the individual listing their home participates in the sale of their property. There are currently 76 active brokers, (65 at December 31, 1999) operating under the WHY USA franchise. The Company's three founding stockholders acquired the WHY USA franchise from the originator of the franchise in December, 1996. The originator of the franchise had sold various components/territories of the franchise to other individuals. The founders have re-acquired various territories and other components of the franchise in 1996, 1997, 1998 and 1999 in an effort to consolidate the franchise into one entity. The Company now controls over 95% of the franchise revenues and territories. The Company operated as a partnership during 1997, and the first half of 1998. The Company converted its operations into a Sub S corporation in the second half of 1998, and operated in this entity form through December 1998. The Company terminated its Sub-S election effective December 31, 1998. The Company stockholders sold their interests in the franchise on December 30, 1999 to Donald Riesterer for $2,026,400. Mr. Riesterer contributed his interest in the corporation to Northwest Financial Ltd. in exchange for 90,000 shares of Northwest Financial Ltd. Mr. Riesterer was the sole shareholder of Northwest Financial Ltd. at the time of the transaction. Northwest Financial Ltd. merged with Triam Ltd. on December 31,1999. Triam Ltd. changed its name to WHY USA Financial Group, Inc. in connection with the merger and is now the sole shareholder of WHY USA North America Inc.

Franchise History- The Company acquired the rights to use the WHY USA trademark and the franchising and real estate system from the founder of the franchise who operated under an entity named USA, Inc. The Company originally acquired components to the franchise for $625,518 in late 1996/ early 1997. The Company acquired additional franchise rights from the founder in 1998 for $275,000. The Company acquired a significant number of the other territories from an unrelated individual in 1998 for $400,000. The Company acquired a portion of the state of Arizona franchise rights in 1999 for $5,000. The Company now believes it owns over 95% of the franchise rights and revenues, and has the ability subject to the state franchise laws to sell the franchise in all 50 states. The total acquisition price of the franchise is $1,305,518. The Company has amortized its franchise acquisition costs for over 12 years on a straight-line basis. The Company amortized to expense $108,800 in 1999, and $72,225 in 1998, and has amortized on a cumulative basis, $207,125 of its franchise acquisition costs.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of WHY USA North America, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include accruals for estimated receivables on real estate transaction fees, depreciation, and amortization of franchise costs. The economic life and value of its franchise costs may be impacted by renewal rates, name recognition, and the real estate/residential loan market in general.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash or cash equivalents as of December 31, 1999.

Accounts and Notes Receivable, Allowances and Fair Market Value - In accordance with Financial Accounting Statement No. 107, the Company's receivables and notes represent credit risks associated with real estate transactions originating with its franchisees. The Company extends credit as a result of its franchise agreements with its franchisees. The franchisee's ability to repay is generally predicated upon their ability to earn income from their real estate transactions. Franchisees are generally paid a commission on real estate transactions and must then remit a portion of that income to the Company. The Company is subject to a geographic concentration of risk in the Midwestern states. The Company did not provide for an allowance for doubtful accounts at December 31, 1999 as the Company collected substantially all of its receivables in 2000.

Property, Plant and Equipment Capitalization Policies - The Company depreciates its computers and office equipment under accelerated methods over five years. Property and equipment is stated on the basis of cost.
Maintenance and repairs are charged to expense. Renewals and betterments, which substantially extend the useful life of property, are capitalized. Accumulated allowances for depreciation of furniture, equipment, and leasehold improvements retired, or otherwise disposed of, are eliminated from the accounts on disposition. Profits and losses resulting from such disposition are included in income.

Depreciation is computed using the accelerated method over the estimated useful lives of the assets (five to seven years).

Deferred Revenues and Liability - The company holds an annual conference for its franchisees in January of 2000. Expenses and revenues related to the conference are deferred and realized at the time the conference is held.

Franchise Revenue Recognition - In accordance with Financial Accounting Standard no. 45, the Company defers the recognition of new franchise sales until the commencement of operations by the new franchisee. The new franchisee opens his real estate sales office in his "protected" territory and receives training and marketing support, real estate documents and other sales aids from the Company. These activities generally occur within the time frame of one month. All costs, services and conditions related to new franchise sales have been incurred or performed prior to the recognition of income from new franchise sales. The Company has amortized its franchise acquisition costs of $1,305,515 over 15 years on a straight line. The economic value of the franchise costs is a function of the present value of the income streams to be earned from franchise fees.

The Company has not sold any area franchises or multiple location franchises.

The franchise agreement does not include or provide for any tangible or real property (ie. signs, equipment, inventory, buildings or real estate). The Company has not purchased or operated any of its franchisees operations nor has it repossessed any of its previously operated franchises.

The Company recognizes franchise fees on real estate transactions at the date the real estate transaction is closed by the franchisee. The franchisee incurs a liability to the Company at this time and the Company records a receivable.

Stock Based Employee Compensation -The Company has not yet implemented any stock purchase plans, common stock options, restricted stock grants or issuances or stock appreciation rights.

3. INCOME TAXES

Throughout 1998, the Company operated as either a general partnership or a Sub-chapter S corporation. Under both entity forms the partners/stockholders are responsible for the income taxes attributable to the operations of the Company. The Company has provided no income tax expense on the income in 1998 from its operations. The individual stockholders or partners are individually liable for the income taxes of either the corporation or the partnership. The individual partners or shareholders have made personal payment for the related income tax liabilities of the Company or prior partnership for 1998. The Company paid $1,000 for its income taxes in 1999, and the Company recognized as a $1,000 deferred income tax benefit to offset the income taxes paid and realized benefits of the financial loss . The Company did not recognize a deferred tax asset in the amount of $4,000 at December 31, 1999 because it has provided for a valuation allowance in the same amount due to the uncertainty of the realization of the loss carryforward.

3. LONG-TERM DEBT

In connection with the sale of the Company to Mr. Riesterer, all debt owed to Quality Investments, Inc. was assumed by the stockholders and reclassified as contributed capital of the Company. The Company paid Quality Investments, Inc. $50,464 in interest in 1999 and $49,232 in 1998 for loans advanced for the purposes of acquiring the franchise rights. The debt bore interest at 6.0% to 8.0% and was unsecured. The majority control of Quality Investments, Inc. was identical to the ownership of the Company.

4. RELATED PARTY TRANSACTIONS

The Company leased office facilities throughout 1999 and 1998 for $6,600 from Douglas Larson, who owned 33 1/3% of the Company's stock. The Company leased new office space in the year 2000 from Douglas Larsen for $2,000 per month until October 2000.

5. BASIS OF PRESENTATION

The Company operated as a general partnership from its inception in December, 1996 through June 30, 1998, when it converted its entity form from a general partnership to a corporation. The assets, liabilities, equity and operations were directly transferred into the corporation. The 1998 income statement includes both the operations of the partnership for the first six months of the 1998 and the operations of the corporation from July 1, 1998 through December 31, 1998. The Company's ownership or the nature of its operations did not change as a result of the change in entity form.

                             PART III

Item 1.  Index to Exhibits

  Exhibit No.        Description                                    Location
  ----------         ------------                                   ---------

    2.1              Reorganization between the Black Butte             (1)
                       Petroleum, Inc.
                       and Triam Ltd. dated March 23, 1983
    2.2              Acquisition Agreement between Triam Ltd            (1)
                       and Northwest
                       Financial Ltd., dated December 16, 1999
    2.3              Acquisition Agreement Addendum, dated
                       December 20, 1999                                (1)
    2.4              Stock Purchase Agreement dated September
                       24, 1999 between Northwest Financial
                       Group, Inc.,WHY USA NA, and
                       its selling shareholders                         (1)
    2.5              Addendum to Stock Purchase Agreement,
                       dated December 30, 1999 including Assignment (1) to Donald Riesterer
    3.1.1            Articles of Triam Ltd., dated January 6, 1983      (1)
    3.1.2            Amendment to Articles of Incorporation,
                       March 4, 1983                                    (1)
    3.1.3            Amendment to Articles of Incorporation,
                       filed March 29,1983                              (1)
    3.1.4            Articles of Merger, filed on November 9, 1999      (1)
    3.1.5            Amendment to Articles of Incorporation,
                       Jan. 10, 2000                                    (1)
    3.2              Bylaws                                             (1)
    10.1             Sample Franchise Agreement                         (1)
    10.2             Sub-Lease on Menomonie Property                    (1)
    10.3             Donald Riesterer - Note for $500,000               (1)
    10.4             Donald Riesterer - Note for $850,000               (1)
    10.5             Mainstreet Agreement                               (2)
    10.6             Butts Agreement                                    (2)
    10.7             Erks Agreement                                     (2)
    10.8             Jarvis Agreement                                   (2)
    10.9             Regional Sales Representation Agreements           (2)
    16               Letter re: Change of Accountants                   (2)
    21               List of Subsidiaries                               (1)
    27               Financial Data Schedule                            (3)

(1) Filed with the Company's initial Filing on Form 10SB on May 10, 2000.
(2) Filed with the Company's Form 10SB/A No. 1 on August 28, 2000
(3) Filed herewith

                            SIGNATURES


    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Why USA Financial Group, Inc.
                                 (Registrant)
       10/31/2000
Date: ________________                 /s/ Donald Riesterer
                                      ________________________________
                                          Donald Riesterer
                                          Chief Executive Officer
                                          Chairman of the Board